Filed by: Enel Generación Chile S.A. (Commission File No. 001-13240)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams,

I hereby refer to the corporate reorganization of Enel Chile S.A. (“Enel Chile”), Project Elqui, involving the companies Enel Chile, Enel Generación Chile S.A. (hereinafter, without distinction “Enel Generación” or the “Company”) and Enel Green Power Latin América S.A. (“EGPL”) (hereinafter, the “Reorganization” or the “Transaction”).

As an independent board member of Enel Generación and as member of the Directors’ Committee, I hereby issue an individual opinion (hereinafter, the “Individual Statement”), about the Transaction.

I.                    General information

A. Description of the Reorganization

The Reorganization consists of the merger of EGPL into Enel Chile (the “Merger”) and a Public Tender Offer of Shares (“TO”) to be carried out by Enel Chile to acquire up to 100% of the shares issued by Enel Generación owned by the minority shareholders of Enel Generación.  This TO will include a condition that minority shareholders of Enel Generación that accept the offer must apply a portion of the cash consideration to be received from Enel Chile as payment for their Enel Generación shares to subscribe and pay for newly issued shares of Enel Chile. This allows the minority shareholders of Enel Generación that accept the TO to become shareholders of Enel Chile once the TO has been declared a success.

The TO will be subject to the following conditions in order to be considered a success:

a) The shareholders of Enel Chile and EGPL must have approved the Merger at their respective extraordinary shareholders’ meeting and it must be enabled to be carried out without restrictions;

b)The shareholders of Enel Generación must approve at its extraordinary shareholders’ meeting an amendment to its bylaws that eliminates the provisions of Title XII of Decree Law (“DL”) 3,500/1980 regarding the 65% stock ownership limit of issued capital and other shareholding restrictions included in such Title XII;

c) The shareholders of Enel Chile must have approved at its extraordinary shareholders’ meeting a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that have validly tender their shares in the TO; and

d) Enel Chile’s ownership of Enel Generación must be more than 75% upon consummation of the TO.

In addition, Enel SpA, as Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA provided that, at least the following conditions were met: (i) the Transaction must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership interest in Enel Chile, when the process concludes, must be similar to its current ownership interest, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

According to current regulation, the merger of a corporation must follow special procedures, which include being approved by an extraordinary shareholders’ meeting of the corporation, and having the Board of Directors of such corporation appoint at least one independent appraiser (perito independiente) to issue a report referring to the value of the companies merging and the exchange ratio of their respective shares. The regulation also requires that the Reorganization must comply, as a whole, with the rules of Title XVI of the Law 18,046 (the “Chilean Corporations Act”) regarding related party transactions.

B. Objectives of the Reorganization:

As stated in Enel Generación’s board meeting held on August 28, 2017, carrying out the Transaction could lead to the certain potential benefits, including, among others: (i) simplifying Enel Chile’s ownership structure and minimizing the potential conflicting interests between the electricity generation companies, namely, Enel Generación, and EGPL by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to participate in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution; (iii) reducing Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to participate in a company that would not be affected by such discount.

C. Development of the process:

In the significant event dated August 25, 2017, the Chairman of Enel Chile’s Board of Directors informed the SVS and the public in general, that the Board of Enel Chile had unanimously decided to begin the analysis and development of the Transaction, and also described its main characteristics indicating that the Transaction’s approval, as a whole, would be subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act as a related party transaction. Such significant event also made available to the public all communications between Enel Chile and Enel SpA related to the Reorganization that were made prior to such disclosure. All communications were, at the time, submitted as confidential significant events to the SVS.

Mr. Herman Chadwick P., Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s Reorganization proposal through a letter dated August 25, 2017.

The Board of Directors of Enel Generación, during its session held on August 28, 2017, noted that board members Messrs. Giuseppe Conti, Francesco Giorgianni, Mauro Di Carlo, Umberto Magrini, Luca Noviello, and Julio Pellegrini V. had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A., a company affiliated with Enel SpA,. Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA., pursuant to article 44 and article 147, both of the Chilean Corporations Act.

In the significant event dated August 28, 2017, the Chairman of Enel Generación’s Board of Directors, Mr. Giuseppe Conti, informed the SVS and the public in general, that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act as a related party transaction.

On September 1, 2017, the Company’s Board of Directors appointed Banchile Asesorías Financieras S.A. (“Banchile”) as Enel Generación’s independent evaluator (evaluador independiente) to prepare a report on the Reorganization. The Board of Directors determined that the independent evaluator must state whether the Transaction was in the Company’s best interest and whether its price, terms and conditions were on arm’s length terms at the time of its approval.

Similarly, the Company’s Directors’ Committee at its extraordinary session held on September 1, 2017, unanimously agreed to appoint Asset Chile as an additional independent evaluator and requested them to issue a report including at least the following content: i) a description of the Transaction’s terms; ii) an analysis of the potential effects and impacts of the Transaction on Enel Generación identifying: a) whether the Transaction is in the Company’s best interest and b) whether the Transaction prices, terms and conditions were on arm’s length terms at the time of its approval and; iii) other specific topics regarding the Transaction that the Directors’ Committee could expressly request be evaluated by the additional independent evaluator.

Enel Chile submitted a confidential inquiry to the SVS on October 13, 2017, with the purpose of clarifying certain aspects regarding the TO that could affect the decisions to be adopted by its Extraordinary Shareholders’ Meeting.  The inquiry asked the SVS whether it was permissible for the TO to require minority shareholders of Enel Generación that accept to tender their shares to apply a portion of the cash to be received as payment for those Enel Generación shares to subscribe for newly issued shares of Enel Chile.  For this to be possible, Enel Chile’s shareholders’ meeting must have previously approved a capital increase of the Company in order to issue the new shares.

The SVS responded to Enel Chile with the Confidential Letter No 27,562 dated October 13, 2017, stating that based on the securities market regulation and the corporations law, the structure described was permissible.

The Superintendence of Pensions (“SP”) responded to the inquiry submitted by Enel Chile dated September 26, 2017, with letter N° 24,211, as informed by Enel Chile through a significant event dated October 24, 2017.  Such SP response letter stated that Pensions Funds may subscribe for newly issued Enel Chile shares as required by the TO, namely, having a portion of the TO price applied for the subscription of newly issued Enel Chile shares, provided that such subscription be carried out according to SP rules.  The SP response letter added specifically that the mechanism to pay Pension Funds must strictly comply with the simultaneous delivery versus payment condition established by the Pension System Regulations Compendium Book IV, Title I, Letter A, Chapter V, V.2, number 1.

A significant event dated October 26, 2017, informed that Enel Generación’s Board of Directors, in a session held on that same date, unanimously reviewed the structure of the Transaction resulting from the answers received from the SVS and the SP, which established that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that validly tender their shares in the TO must apply a portion of the price in cash to be received in the TO to subscribe and pay for newly issued Enel Chile shares.

The SVS informed Enel Generación, through Official Letter N°28, 883 dated October 26, 2017, that the Company’s approval of the Transaction must be carried out in accordance with Article 147, numeral 4 of the Chilean Corporations Act, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

Consequently, the approval of the Transaction, as a related party transaction, requires the unanimous approval by all directors that do not have an interest in the Transaction, or if not possible, requires approval by two-thirds of the shares with voting rights in an extraordinary shareholders’ meeting.

The significant event dated November 3, 2017, informed that Enel Generación’s Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

Finally, on November 14, 2017, the Board of Directors of Enel Chile issued a collective statement related to the Reorganization. Such statement was published on the Enel Chile’s website. In it, the Board of Directors of Enel Chile considered the reasonable parameters that make possible to carry out the Reorganization, within the guidelines and predefined conditions are as follows:

  Regarding the TO over Enel Generación shares.

                                             i.            Enel Generación share offer price of Ch$ 590;

                                           ii.            Enel Chile subscription price of Ch$ 82 in Enel Chile capital increase;

                                          iii.            Given the mentioned prices, an implicit exchange ratio of 7.19512 Enel Chile shares for each Enel Generación share;

                                         iv.            Based on TO price of Ch$ 590 per Enel Generación share, 40% of such TO price would be applied to subscribe and pay for newly issued Enel Chile shares (reflecting an exchange ratio of 2.87805 Enel Chile shares for each Enel Generación share) and the remaining 60% would be payable in cash to Enel Generación shareholders that validly tender their shares.

  With respect to the Merger, an exchange ratio of 15.8 shares of Enel Chile for each EGPL share.

II.                  Statement on my capacity as Director of Enel Generación and my relationship to the controlling shareholder

  I hereby state that I am the Director of Enel Generación, elected at the Ordinary Shareholders’ Meeting of Enel Generación held on April 27, 2016.

  I declare that I am member of the Directors’ Committee of the Company.

  I declare that I do not own, either directly or indirectly, any shares of the Company or of its controlling shareholder, Enel Chile.

III.                Reports analyzed.

In the preparation and analysis of this Individual Statement, I have taken into account the following documents (hereinafter the "Reports of Independent Evaluators"):

1. Banchile’s independent evaluator report dated November 3, 2017.

2. Asset Chile’s additional independent evaluator report dated November 3, 2017.

3. Report of Directors’ Committee of the Company dated November 9, 2017.

Prior to the date of issuance of the Reports of Independent Evaluators, I attended presentations made to the Board of Directors by its independent evaluator, Banchile, and to the working meetings and presentations to the Directors’ Committee by its independent evaluator, Asset Chile. I had the opportunity to analyze the information, ask questions and make those suggestions that I considered necessary.

Based on the Reports of Independent Evaluators, I believe that both of them are appropriately independent and had access to the necessary information and meetings with the management to carry out their mission.

Additionally, I have considered the report issued on November 9, 2017 by the Directors’ Committee of the Company pursuant the Article 50 bis of the Chilean Corporations Act.

(a)     Report of the Independent Evaluator Appointed by the Directors’ Committee -  Asset Chile

The report prepared by Asset Chile contains, among others, the following analyses:

-          Asset Chile’s opinion regarding the Transaction’s contribution to the best interest of the Company

-          Whether the Transaction’s price, terms and conditions are on arm’s length terms at the time of its approval.

Asset Chile’s valuation of the Transaction obtained the following figures for Enel Generación and EGPL:

	Enel Generación (Ch$ billion)			EGPL (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” (SOTP) valuation method to Enel Chile.  Within this framework, the sum of parts value of Enel Chile was Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization was Ch$ 3,679 billion (as of October 20, 2017). Asset Chile’s report also stated that based on this market capitalization value, Enel Chile’s current holding company discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios.  It states that the exchange ratios depend on several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding company discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept the TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to finance the TO, and the number of Enel Chile minority shareholders that exercise their statutory merger dissenters’ withdrawal rights.

Asset Chile’s analysis was based on the following assumptions:

  A 10% holding company discount of Enel Chile, similar to the holding company discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding company discount is assumed to not change as a result of this Transaction.

  A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

  No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise his or her statutory merger dissenters’ withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between EGPL and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 EGPL share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the TO for the following reasons:

1. Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today.  Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.

2. Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder.  Therefore, Asset Chile believes the Transaction is positive for shareholders.

3. Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.

4. Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders that tender their shares in the TO.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Asset Chile’s report states that at the date of delivery of the report, they had not received the final proposal of the Transaction, its terms, conditions and particularly its prices, components and exchange ratios from Enel Chile. Therefore, it is not possible for them to have an opinion on the matter.  However, if the final offer (TO) is within the range mentioned above, Asset Chile considers the Transaction would be on arm’s length terms, for this type of transaction.

(b)    Report of the Independent Evaluator Appointed by the Board of Directors -  Banchile

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed transaction.
  Analyzes the transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs a valuation of Enel Generación, Enel Chile and EGPL within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and EGPL; and (ii) determine a range for the terms and conditions of the TO, comparing them to fundamental and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

Banchile concludes that the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO based on the strategic consideration and implementation considerations summarized below:

Strategic considerations;

Banchile sees the following benefits for the shareholders who accept the Transaction:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through EGPL, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage allowing to reach significant growth in the medium and long term.
  Interest alignment: reduce the conflicts of interest between Enel Generación and EGPL.
  Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; however, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Deteriorated liquidity of Enel Generación shares after the TO.
  Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e. quorums>2/3)
  Potential loss of tax benefits if Enel Generación loses stock market presence (presencia bursátil).

Execution considerations

Banchile believes that the execution risks for Enel Generación shareholders would be minimized if the TO and the Enel Chile capital increase are carried out at the same time as the Merger. Moreover, the fact that approvals will happen concurrently (i.e., amendments to the bylaws, approval of the related party transaction, TO and of the terms of the Merger) minimizes uncertainty for those shareholders of Enel Generación to vote in favor of the transaction.

However, the number of minority shareholders of Enel Chile that subscribe in the capital increase may impact the implementation of the Transaction:

1. If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.  This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the maximum required by the TO.

Regarding the analysis as to whether the Transaction is being conducted on arm’s length terms, Banchile’s report determined that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		EGPL		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the pre-announcement price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between EGPL and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 EGPL share

The Banchile report does not provide a specific recommendation, since there was no final proposal of the Transaction, including its terms and conditions, particularly in relation to price, structure, and terms of exchange, at the time the Banchile report was prepared.

IV.                Best interest of Enel Generación and market conditions

The criteria established by Article 147 of the Chilean Corporations Act to approve a related party transaction states that the transaction must be in the best interest of the company and be carried out at prices, term and conditions prevailing in the market at the time of its approval.

Based on the above mentioned, the following aspects of the Transaction are analyzed separately:

  The contribution to the Company’s best interest.
  Alignment with market prices, terms and conditions

A. Best interest of the Company

It may be understood that the best interest is equated to the common interest that all shareholders have in participating in the Company with the main objective to distribute among themselves the benefits arising from the activity developed by the Company, in accordance with its corporate purpose. Therefore, it is an interest that is common to all shareholders, which must prevail over individual interests that might concern one or more shareholders individually.

In accordance with the above, it should be determined whether the Reorganization effectively contributes to the best interest of Enel Generación by allowing the Company shareholders to increase their profits derived from the Company’s corporate purpose, while at the same time diminishing the risk of assuming future losses.

I believe that the Reorganization would contribute to the best interest of Enel Generación and its shareholders, for the following reasons:

a)       As Asset Chile concluded, the TO represents an opportunity for the shareholders who accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders who accept the TO will align their interests to those of the controlling shareholder. Therefore, the Reorganization would be positive for shareholders.

b)       Similarly, I share the opinion stated by Banchile’s report regarding the benefits for Enel Generación shareholders who decide to accept the TO, such as, diversification by investing in a company that combines generation and distribution assets, growth, aligning interests with controlling shareholder and reducing the holding discount.

c)       In addition, I share the opinion of the Directors’ Committee that the condition that requires Enel Generación shareholders that tender their shares to apply a portion of the cash consideration to subscribe and pay for Enel Chile shares potentially permits the shareholders of Enel Generación to capture part of the value added by the Reorganization while at the same time obtaining a premium above the current market value of Enel Generación.

d)       As we stated in the Directors’ Committee report, I considered the possibility that the proposed Reorganization would reduce the conflicts of interest Enel Generación’s controlling shareholder currently has with different investment vehicles in Chile. In the Directors’ Committee report, it has been stated that Enel SpA currently indirectly owns 36.4% of Enel Generación, equivalent to approximately US$ 2.3 billion to US$ 2.5 billion.  It also owns 100% of EGPL, which according to different evaluators, is estimated to be worth between US$ 1.6 billion and US$ 1.8 billion. This dual ownership is generally perceived to be negative by the market.

e)       Decision making processes will not be simplified as long as Enel Generación continues to have minority shareholders. This is particularly true because the controlling shareholder will separately manage Enel Generación, which potentially competes with EGPL. The gap between Enel Chile’s controlling shareholders’ interest and the minority shareholders’ interests will be reduced as a result of the Reorganization, but this, in it of itself, does not necessarily reduce potential conflicts of interest or friction that potentially exist today.

f)        I share the opinion of the Directors’ Committee expressed in the Directors’ Committee report that a future merger of both companies would completely eliminate the conflicts of interest and strengthen the business of the generation companies. Also, I believe that while Enel Generación maintains minority shareholders, it would be advisable to have a shareholders’ agreement with respect to operations in Chile as a way to minimize conflicts of interest and benefit all shareholders.

Clearly, greater integration among group companies would allow consolidation of operations and reduce duplication and inefficiencies and, in the mid-term, capture synergies. The combination of complementary technologies would create a more robust company, both operationally and commercially.

Today, Enel Chile made available on its web page, a collective statement of the Board of Directors informing that Enel SpA and its affiliates have committed to develop and manage in Chile the Non-Conventional Renewable Energies through Enel Chile’s subsidiaries. This commitment aims to reduce the conflicts of interests. Enel Chile has also stated that the related party transactions subject to Title XVI of the Chilean Corporations Act, which involve Enel SpA and its affiliated companies on the one hand, and Enel Generación, on the other hand, and are considered material by Enel Chile, must be examined by the Board of Directors to verify they are carried out on arm’s length terms at the time of approval by Enel Generación, all in compliance with Resolution N° 667/2002 of the Honorable Resolution Commission (the former Chilean antitrust authority) and do not interfere with the normal operations of Enel Generación.

g)       Acquisition of EGPL, the largest NCRE generation company in Chile, as generation vehicle would offer access to attractive NCRE growth opportunities in the industry. From 2012 to 2016, 47% of Chile’s nearly 6 GW of new installed capacity was from wind and solar power plants, surpassing the 35% from traditional thermal technologies.  EGPL has a portfolio of greenfield projects in an advanced stage that would allow new Enel Chile to continue growing in this business segment and maintain its leadership position in the generation industry.

  Finally, I believe that it is important to highlight Banchile's opinion that the Reorganization is not neutral for the shareholders of Enel Generation that do not participate in the TO. The shareholders that remain in Enel Generación may be affected because of the deteriorated liquidity of Enel Generación shares after the TO; Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e., quorums>2/3) after the TO; and a potential loss of the tax benefits if the Company loses its stock market presence.

B. Market price and other terms and conditions

The price of Ch$ 590 per share of Enel Generación proposed by the Board of Enel Chile in its collective pronouncement issued on November 14, 2017, is a price that is in the upper range estimated by the independent evaluators  in their respective reports. Therefore, I share the conclusion that this cash consideration is adjusted to market conditions.

The terms and conditions of the TO proposed by Enel Chile are as follows: (i) 60% of Ch$ 590 per Enel Generación share payable in cash; (ii) the remaining balance will be paid in Enel Chile shares based on the number which results from applying 40% to the implied exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación. The implied exchange ratio is a result of dividing the TO price of Ch$ 590 by the subscription price of Enel Chile's capital increase, which is Ch $ 82 per Enel Chile share.

Therefore, for each share of Enel Generación tendered, the consideration paid will be Ch$ 354 payable in cash and 2.87805 newly issued Enel Chile shares.

I believe that the 60% that will be paid in cash is adjusted to market conditions. Regarding the remaining 40%, which will be paid with shares of Enel Chile from the capital increase, its market condition will depend on the holding company discount of Enel Chile, which in turn depends on the success of the TO.

Based on today’s closing market prices, this exchange ratio for 40% would be below the market value of Enel Generación. This confirms the relevance of the success of the TO and its impact on the holding company discount of Enel Chile.

Taking into consideration all of the above, I believe that the price, terms and conditions of the Reorganization are within the ranges reported by the independent evaluators, which are reasonable and within the market conditions.

With regard to the Merger, Enel Chile proposes an exchange ratio of 15.8 Enel Chile shares from the capital increase for each EGPL share. If we consider Ch$ 82 as the subscription price per Enel Chile share, the EGPL value is equivalent to approximately US$ 1,700 million. Considering the price of Enel Chile's share at today’ s closing market price, which was Ch$ 72.1, EGPL value is equivalent to approximately US $ 1,500 million.

Consequently, at the price of Ch$ 82 per Enel Chile share, the valuations of EGPL and Enel Generación are in the upper ranges of the values estimated by the independent evaluators. At the value of Ch$ 72.1 per Enel Chile share, the valuations of EGPL and Enel Generación are in the middle ranges of the values estimated by the independent evaluators, therefore, I concluded that such values are at a fair value.

V.                  Conclusion.

In conclusion, in my capacity as member of the Board of Directors of Enel Generación Chile S.A., I consider that the Reorganization, in the terms and conditions described in the present Individual Statement, CONTRIBUTES TO THE BEST INTEREST OF THE COMPANY.

Jorge Atton Palma

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization that involves Enel Chile S.A., Enel Generación Chile S.A. and Enel Green Power Latin América S.A.

Dear Sirs and Madams,

As a board member of Enel Generación Chile S.A. (“Enel Generación” or the “Company), pursuant to the Corporations Law N°18,046, I hereby state my individual opinion (“Individual Statement “) regarding the corporate reorganization (the “Reorganization” or the “Transaction”), involving the companies Enel Chile S.A. (“Enel Chile”), Enel Generación and Enel Green Power Latin América S.A. (“EGPL”)

I.                    General information

I. Description of the Reorganization

The Reorganization consists of the merger of EGPL into Enel Chile (the “Merger”) and a Public Tender Offer of Shares (“TO”) to be carried out by Enel Chile to acquire up to 100% of the shares issued by Enel Generación owned by the minority shareholders of Enel Generación.  This TO will include a condition that minority shareholders of Enel Generación that accept the offer must apply a portion of the cash consideration to be received from Enel Chile as payment for their Enel Generación shares to subscribe and pay for newly issued shares of Enel Chile. This allows the minority shareholders of Enel Generación that accept the TO to become shareholders of Enel Chile once the TO has been declared a success.

The TO will be subject to the following conditions in order to be considered a success:

a) The shareholders of Enel Chile and EGPL must have approved the Merger at their respective extraordinary shareholders’ meeting and it must be enabled to be carried out without restrictions;

b)The shareholders of Enel Generación must approve at its extraordinary shareholders’ meeting an amendment to its bylaws that eliminates the provisions of Title XII of Decree Law (“DL”) 3,500/1980 regarding the 65% stock ownership limit of issued capital and other shareholding restrictions included in such Title XII;

c) The shareholders of Enel Chile must have approved at its extraordinary shareholders’ meeting a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that have validly tender their shares in the TO; and

d) Enel Chile’s ownership of Enel Generación must be more than 75% upon consummation of the TO.

In addition, Enel SpA, as Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA provided that, at least the following conditions were met: (i) the Transaction must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership interest in Enel Chile, when the process concludes, must be similar to its current ownership interest, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

According to current regulation, the merger of a corporation must follow special procedures, which include being approved by an extraordinary shareholders’ meeting of the corporation, and having the Board of Directors of such corporation appoint at least one independent appraiser (perito independiente) to issue a report referring to the value of the companies merging and the exchange ratio of their respective shares. The regulation also requires that the Reorganization must comply, as a whole, with the rules of Title XVI of the Law 18,046 (the “Chilean Corporations Act”) regarding related party transactions.

II. Objectives of the Reorganization:

As stated in Enel Generación’s board meeting held on August 28, 2017, carrying out the Transaction could lead to the certain potential benefits, including, among others: (i) simplifying Enel Chile’s ownership structure and minimizing the potential conflicting interests between the electricity generation companies, namely, Enel Generación, and EGPL by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to participate in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution; (iii) reducing Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to participate in a company that would not be affected by such discount.

III. Development of the process:

In the significant event dated August 25, 2017, the Chairman of Enel Chile’s Board of Directors informed the SVS and the public in general, that the Board of Enel Chile had unanimously decided to begin the analysis and development of the Transaction, and also described its main characteristics indicating that the Transaction’s approval, as a whole, would be subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act as a related party transaction. Such significant event also made available to the public all communications between Enel Chile and Enel SpA related to the Reorganization that were made prior to such disclosure.  All communications were, at the time, submitted as confidential significant events to the SVS.

Mr. Herman Chadwick P., Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s Reorganization proposal through a letter dated August 25, 2017.

The Board of Directors of Enel Generación, during its session held on August 28, 2017, noted that board members Messrs. Giuseppe Conti, Francesco Giorgianni, Mauro Di Carlo, Umberto Magrini, Luca Noviello, and Julio Pellegrini V. had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A., a company affiliated with Enel SpA,. Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA., pursuant to article 44 and article 147, both of the Chilean Corporations Act.

In the significant event dated August 28, 2017, the Chairman of Enel Generación’s Board of Directors, Mr. Giuseppe Conti, informed the SVS and the public in general, that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act as a related party transaction.

On September 1, 2017, the Company’s Board of Directors appointed Banchile Asesorías Financieras S.A. (“Banchile”) as Enel Generación’s independent evaluator (evaluador independiente) to prepare a report on the Reorganization. The Board of Directors determined that the independent evaluator must state whether the Transaction was in the Company’s best interest and whether its price, terms and conditions were on arm’s length terms at the time of its approval.

Similarly, the Company’s Directors’ Committee at its extraordinary session held on September 1, 2017, unanimously agreed to appoint Asset Chile as an additional independent evaluator and requested them to issue a report including at least the following content: i) a description of the Transaction’s terms; ii) an analysis of the potential effects and impacts of the Transaction on Enel Generación identifying: a) whether the Transaction is in the Company’s best interest and b) whether the Transaction prices, terms and conditions were on arm’s length terms at the time of its approval and; iii) other specific topics regarding the Transaction that the Directors’ Committee could expressly request be evaluated by the additional independent evaluator.

Enel Chile submitted a confidential inquiry to the SVS on October 13, 2017, with the purpose of clarifying certain aspects regarding the TO that could affect the decisions to be adopted by its Extraordinary Shareholders’ Meeting.  The inquiry asked the SVS whether it was permissible for the TO to require minority shareholders of Enel Generación that accept to tender their shares to apply a portion of the cash to be received as payment for those Enel Generación shares to subscribe for newly issued shares of Enel Chile.  For this to be possible, Enel Chile’s shareholders’ meeting must have previously approved a capital increase of the Company in order to issue the new shares.

The SVS responded to Enel Chile with the Confidential Letter No 27,562 dated October 13, 2017, stating that based on the securities market regulation and the corporations law, the structure described was permissible.

The Superintendence of Pensions (“SP”) responded to the inquiry submitted by Enel Chile dated September 26, 2017, with letter N° 24,211, as informed by Enel Chile through a significant event dated October 24, 2017.  Such SP response letter stated that Pensions Funds may subscribe for newly issued Enel Chile shares as required by the TO, namely, having a portion of the TO price applied for the subscription of newly issued Enel Chile shares, provided that such subscription be carried out according to SP rules.  The SP response letter added specifically that the mechanism to pay Pension Funds must strictly comply with the simultaneous delivery versus payment condition established by the Pension System Regulations Compendium Book IV, Title I, Letter A, Chapter V, V.2, number 1.

A significant event dated October 26, 2017, informed that Enel Generación’s Board of Directors, in a session held on that same date, unanimously reviewed the structure of the Transaction resulting from the answers received from the SVS and the SP, which established that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that validly tender their shares in the TO must apply a portion of the price in cash to be received in the TO to subscribe and pay for newly issued Enel Chile shares.

The SVS informed Enel Generación, through Official Letter N°28, 883 dated October 26, 2017, that the Company’s approval of the Transaction must be carried out in accordance with Article 147, numeral 4 of the Chilean Corporations Act, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

Consequently, the approval of the Transaction, as a related party transaction, requires the unanimous approval by all directors that do not have an interest in the Transaction, or if not possible, requires approval by two-thirds of the shares with voting rights in an extraordinary shareholders’ meeting.

The significant event dated November 3, 2017, informed that Enel Generación’s Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

Finally, on November 14, 2017, the Board of Directors of Enel Chile issued a collective statement related to the Reorganization. Such statement was published on the Enel Chile’s website. In it, the Board of Directors of Enel Chile considered the reasonable parameters that make possible to carry out the Reorganization, within the guidelines and predefined conditions are as follows:

  Regarding the TO over Enel Generación shares.

-          Enel Generación share offer price of Ch$ 590;

-          Enel Chile subscription price of Ch$ 82 in Enel Chile capital increase;

-          Given the mentioned prices, an implicit exchange ratio of 7.19512 Enel Chile shares for each Enel Generación share;

-          Based on TO price of Ch$ 590 per Enel Generación share, 40% of such TO price would be applied to subscribe and pay for newly issued Enel Chile shares (reflecting an exchange ratio of 7.19512 Enel Chile shares for each Enel Generación share) and the remaining 60% would be payable in cash to Enel Generación shareholders that validly tender their shares.

  With respect to the Merger, an exchange ratio of 15.8 shares of Enel Chile for each EGPL share.

II.                  Statement on my capacity as Director of Enel Generación and my relationship to the controlling shareholder

  I hereby state that I am the Director of Enel Generación, elected at the Ordinary Shareholders’ Meeting of Enel Generación held on April 27, 2016.

  I declare that I do not own, either directly or indirectly, any shares of the Company nor of its controlling shareholder, Enel Chile.

III.                Reports analyzed.

In the preparation and analysis of this Individual Statement, I have taken into account the following documents ("Reports "):

1. Banchile’s independent evaluator report dated November 3, 2017

2. Asset Chile’s additional independent evaluator report dated November 3, 2017

Based on the independent evaluators’ statements, I believe that they all comply with the independence standard required and have had access to the information and reasonable time to fulfill their task.

Prior to the date of issuance of the Reports, I attended presentations made by its independent evaluator Banchile and Asset Chile. I had the opportunity to ask questions and make those suggestions that I considered necessary.

Additionally, I have considered the report issued on November 9, 2017 by the Directors’ Committee of the Company pursuant the Article 50 bis of the Chilean Corporations Act.

Now I refer to each of the Reports above mentioned.

(c)     Report of the Independent Evaluator Appointed by the Directors’ Committee -  Asset Chile

The report prepared by Asset Chile contains, among others, the following analyses:

1.       Asset Chile’s opinion regarding the Transaction’s contribution to the best interest of the Company.

2.       Whether the Transaction’s price, terms and conditions are on arm’s length terms at the time of its approval.

Asset Chile’s valuation of the Transaction obtained the following figures for Enel Generación and EGPL:

	Enel Generación (Ch$ billion)			EGPL (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” (SOTP) valuation method to Enel Chile.  Within this framework, the sum of parts value of Enel Chile was Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization was Ch$ 3,679 billion (as of October 20, 2017). Asset Chile’s report also stated that based on this market capitalization value, Enel Chile’s current holding company discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios.  It states that the exchange ratios depend on several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding company discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept the TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to finance the TO, and the number of Enel Chile minority shareholders that exercise their statutory merger dissenters’ withdrawal rights.

Asset Chile’s analysis was based on the following assumptions:

1. A 10% holding company discount of Enel Chile, similar to the holding company discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding company discount is assumed to not change as a result of this Transaction.

2. A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

3. No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise his or her statutory merger dissenters’ withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between EGPL and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 EGPL share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the TO for the following reasons:

1. Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today.  Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.

2. Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder.  Therefore, Asset Chile believes the Transaction is positive for shareholders.

3. Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.

4. Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders that tender their shares in the TO.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Asset Chile’s report states that at the date of delivery of the report, they had not received the final proposal of the Transaction, its terms, conditions and particularly its prices, components and exchange ratios from Enel Chile. Therefore, it is not possible for them to have an opinion on the matter.  However, if the final offer (TO) is within the range mentioned above, Asset Chile considers the Transaction would be on arm’s length terms, for this type of transaction.

(d)    Report of the Independent Evaluator Appointed by the Board of Directors -  Banchile

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed transaction.
  Analyzes the transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs a valuation of Enel Generación, Enel Chile and EGPL within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and EGPL; and (ii) determine a range for the terms and conditions of the TO, comparing them to fundamental and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

Banchile concludes that the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO based on the strategic consideration and implementation considerations summarized below:

Strategic considerations

Banchile sees the following benefits for the shareholders who accept the Transaction:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through EGPL, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage allowing to reach significant growth in the medium and long term.
  Interest alignment: reduce the conflicts of interest between Enel Generación and EGPL.
  Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; however, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Deteriorated liquidity of Enel Generación shares after the TO.
  Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e. quorums>2/3)
  Potential loss of tax benefits if Enel Generación loses stock market presence (presencia bursátil).

Execution considerations

Banchile believes that the execution risks for Enel Generación shareholders would be minimized if the TO and the Enel Chile capital increase are carried out at the same time as the Merger. Moreover, the fact that approvals will happen concurrently (i.e., amendments to the bylaws, approval of the related party transaction, TO and of the terms of the Merger) minimizes uncertainty for those shareholders of Enel Generación to vote in favor of the transaction.

However, the number of minority shareholders of Enel Chile that subscribe in the capital increase may impact the implementation of the Transaction:

1. If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.  This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the maximum required by the TO.

Regarding the analysis as to whether the Transaction is being conducted on arm’s length terms, Banchile’s report determined that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		EGPL		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the pre-announcement price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between EGPL and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 EGPL share

The Banchile report does not provide a specific recommendation, since there was no final proposal of the Transaction, including its terms and conditions, particularly in relation to price, structure, and terms of exchange, at the time the Banchile report was prepared.

IV.                Best interest of Enel Generación and market conditions

The criteria established by Article 147 of the Chilean Corporations Act to approve a related party transaction states that the transaction must be in the best interest of the company and be carried out at prices, term and conditions prevailing in the market at the time of its approval.

Based on the above mentioned, the following aspects of the Transaction are analyzed separately:

  The contribution to the Company’s best interest.
  Alignment with market prices, terms and conditions.

a. Best interest of the Company

I am of the opinion that the Reorganization would contribute to the best interest of Enel Generación and its shareholders, for the following reasons:

1. As Asset Chile concluded, the TO represents an opportunity for the shareholders who accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders who accept the TO will align their interests to those of the controlling shareholder.  Therefore, the Reorganization would be positive for shareholders.

2. Similarly, I share the opinion stated by Banchile’s report regarding the benefits for Enel Generación shareholders who decide to accept the TO, such as, diversification by investing in a company that combines generation and distribution assets, growth, aligning interests with controlling shareholder and reducing the holding discount.

3.  I considered the possibility that the proposed Reorganization would reduce the conflicts of interest Enel Generación’s controlling shareholder currently has with different investment vehicles in the country. Enel SpA currently indirectly owns 36.4% of Enel Generación, equivalent to approximately US$ 2.3 billion to US$2.5 billion.  It also owns 100% of EGPL, which according to different evaluators, is estimated to be worth between US$ 1.6 billion and US$1.8 billion. This dual ownership is generally perceived to be negative by the market.

As noted by the Directors’ Committee, decision making processes will not be simplified as long as Enel Generación continues to have minority shareholders. This is particularly true because the controlling shareholder will separately manage Enel Generación, which potentially competes with EGPL. The gap between Enel Chile’s controlling shareholders’ interest and the minority shareholders’ interests will be reduced as a result of the Reorganization, but this, in it of itself, does not necessarily reduce potential conflicts of interest or friction that potentially exist today.

I share the opinion of the Directors’ Committee that a future merger of both companies or an acquisition of EGPL’s assets by Enel Generación would completely eliminate the conflicts of interest and strengthen the business of the generation companies. The shareholders who accept the TO will benefit from the significant medium and long term growth opportunities offered by non-conventional renewable energy (“NCRE”) while maintaining the reliability/security and stability offered by thermal and hydroelectric energy. The NCRE technologies proved to be more competitive than conventional ones in the latest regulated and non-regulated bids, due to their low marginal production cost, decreasing investments costs, short installation period and being positively perceived by the community. But lately, regulation has emphasized the need for system stability, supply reliability and energy and capacity storage capability, in which conventional energies maintain an advantage.  The combination of complementary technologies would create a more robust company, from both an operational and a commercial point of view.

Additionally, as indicated in the collective statement of the Board of Directors of Enel Chile, I note that Enel SpA and its affiliates have committed to develop and manage NCRE in Chile exclusively through Enel Chile’s subsidiaries. Enel Chile has also informed that the related party transactions between Enel SpA and its affiliates and Enel Generation, shall be verified by the Board of Directors of Enel Chile to ensure that they have been carried out on arm’s length terms at the time.

4. In addition, I agree with the Directors’ Committee that combining complementary energy industry businesses in one company offers important strategic, commercial and operational benefits, namely:

-          Acquisition of EGPL, the largest NCRE generation company in Chile, as generation vehicle would offer access to attractive NCRE growth opportunities in the industry. From 2012 to 2016, 47% of Chile’s nearly 6 GW of new installed capacity was from wind and solar power plants, surpassing the 35% from traditional thermal technologies.  EGPL has a portfolio of greenfield projects in an advanced stage that would allow new Enel Chile to continue growing in this business segment and maintain its leadership position in the generation industry.

-          Greater integration among group companies would allow consolidation of operations and reduce duplication and inefficiencies and in the mid-term, capture synergies.

5. Finally, I agree with Banchile's opinion that the Reorganization is not neutral for the shareholders of Enel Generation that do not participate in the TO. The shareholders that remain in Enel Generación may be affected because of the deteriorated liquidity of Enel Generación shares after the TO; Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e., quorums>2/3) after the TO; and a potential loss of the tax benefits if the Company loses its stock market presence.

b. Market price and other terms and conditions

The price of Ch$ 590 per share of Enel Generación proposed by the Board of Enel Chile in its collective pronouncement issued on November 14, 2017, is a price that is in the upper range estimated by the independent evaluators  in their respective reports. Therefore, I share the conclusion that this cash consideration is adjusted to market conditions.

The terms and conditions of the TO proposed by Enel Chile are as follows: (i) 60% of Ch$ 590 per Enel Generación share payable in cash; (ii) the remaining balance will be paid in Enel Chile shares based on the number which results from applying 40% to the implied exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación. The implied exchange ratio is a result of dividing the TO price of Ch$ 590 by the subscription price of Enel Chile's capital increase, which is Ch $ 82 per Enel Chile share.

Therefore, for each share of Enel Generación tendered, the consideration paid will be Ch$ 354 payable in cash and 2.87805 newly issued Enel Chile shares.

Like the Directors’ Committee, I believe that the 60% that will be paid in cash is adjusted to market conditions. Regarding the remaining 40%, which will be paid with shares of Enel Chile from the capital increase, its market condition will depend on the holding company discount of Enel Chile, which in turn depends on the success of the TO.

Based on today’s closing market prices, this exchange ratio for 40% would be below the market value of Enel Generación. This confirms the relevance of the success of the TO and its impact on the holding company discount of Enel Chile.

Taking into consideration all of the above, I believe that the price, terms and conditions of the Reorganization are within the ranges reported by the independent evaluators, which are reasonable and within the market conditions.

With regard to the Merger, Enel Chile proposes an exchange ratio of 15.8 Enel Chile shares from the capital increase for each EGPL share. If we consider Ch$ 82 as the subscription price per Enel Chile share, the EGPL value is equivalent to approximately US$ 1,700 million. Considering the price of Enel Chile's share at today’ s closing market price, which was Ch$ 72.1, EGPL value is equivalent to approximately US $ 1,500 million.

Consequently, at the price of Ch$ 82 per Enel Chile share, the valuations of EGPL and Enel Generación are in the upper ranges of the values estimated by the independent evaluators. At the value of Ch$ 72.1 per Enel Chile share, the valuations of EGPL and Enel Generación are in the middle ranges of the values estimated by the independent evaluators, therefore, I concluded that such values are at a fair value.

V.                  Conclusion.

In conclusion, in my capacity as member of the Board of Directors of Enel Generación Chile S.A., I consider that the Reorganization, in the terms and conditions described in the present Individual Statement, CONTRIBUTES TO THE BEST INTEREST OF THE COMPANY.

Enrique Cibié Bluth

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams,

I hereby issue an individual opinion (hereinafter the “Individual Statement”) regarding the corporate reorganization of Enel Group in Chile of which Enel Generación Chile S.A. (“Enel Generación” or “the Company”), Enel Green Power Latin América S.A. (“Enel Green Power”) and Enel Chile S.A. (“Enel Chile”) are members (hereinafter, the “Reorganization” or the “Transaction”), In my capacity as member of the Board of Directors of Enel Generación Chile S.A. under Registration No. 0114 , Taxpayer ID N° 91.081.000-6, incorporated by virtue of the public deed dated December 1, 1943, executed before the Santiago Notary Public’s Office of Mr. Luciano Hiriart C., whose abstract was registered on sheet 61 and 65, Number 19.440.113 of the Santiago Register of Commerce corresponding to the year 1944, and published in the Official Gazette of January 13, 1944.

The Company’s Board of Directors, in its meeting held on August 28, 2017, stated that the Reorganization constitutes a transaction between related parties (“OPR”, in its Spanish acronym), and that, as such, it is subject to the regulations established under Title XVI of Law 18,046 (the “Chilean Corporations Act”).

  Transaction

I.         General description. The transaction to which this Individual Statement is issued consists in a corporate reorganization of a part of the Enel Group. This transaction includes the acquisition of certain assets of non-conventional renewable energy in Chile through a merger of Enel Green Power with an into Enel Chile (the “Merger”).

Additionally, the Merger is conditioned to a declaration of success of the tender offers for Enel Generación shares (the “TO”), to be carried out by Enel Chile with the purpose of acquiring up to 100% of the shares issued by Enel Generación owned by the minority shareholders of Enel Generación.

The success of the TO shall be subject to the following conditions:

a)       The shareholders of Enel Generación must have approved at its extraordinary shareholder’ meeting, an amendment to its bylaws that eliminates the provisions of Title XII of D.L. 3.500 of 1980, regarding the 65% stock ownership maximum limit of the issued capital, and other shareholding restrictions.

b)       The shareholders of Enel Generación participating in the TO must apply a portion of the cash price that they will receive for their Enel Generación shares in to subscribe and pay for newly issued shares of Enel Chile.

c)       Enel Chile’s ownership of Enel Generación must be more than 75% upon consummation of the TO.

d)       All necessary corporate authorizations for the Merger (including the approval at Extraordinary Shareholders’ Meeting of Enel Chile and Enel Green Power) are obtained, and that there would be no restrictions for the TO be executed.

e)       The shareholders of Enel Chile would have approved a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that have validly tender their shares in the TO.

Enel SpA (Enel Chile’s controlling shareholder), sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA, provided that at least the following conditions were met::

a)       The Transaction must lead to an increase in Enel Chile’s earnings per share;

b)       The Transaction must be carried out on arms’ length terms, taking into consideration the renewable energy growth expectations for Chile;

c)       Enel SpA’s ownership interest in Enel Chile, when the process concludes, must be similar to its current ownership interest, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and

d)       Once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

  Background of the Transaction

On August 25, 2017, by virtue of a letter forwarded on that day by Mr. Herman Chadwick P., Chairman of Board of Directors of Enel Chile, to Mr. Giuseppe Conti, Chairman of the Board of Directors of Enel Generación, notifying Enel Generación about Enel Chile’s reorganization proposal. Enel Generación’s Board of Directors, at its meeting held on August 28, 2017, stated on record that the board members, Messrs. Di Carlo, Noviello and Magrini  stated that they own Enel SpA shares pursuant to the provisions of article 44 of the Chilean Corporation Act, and in accordance to article 147 of the Chilean Corporation Act, stated on record that the board members, Messrs. Giuseppe Conti, Francesco Giorgianni, Mauro Di Carlo, Umberto Magrini, Luca Noviello, and Julio Pellegrini Vial expressed an interest in the Reorganization, pointing out that their election to the Board of Directors had been approved with the votes of the controlling shareholder, Enel Chile. Finally, the board member Mr. Fabrizio Barderi declared being an employee of Enel Trade SpA.

Through a significant event dated August 28, 2017, the Board of Directors of Enel Generación communicated to the market that the it unanimously resolved to begin the analysis and development of the Reorganization, describing it in its principal terms, and stating that its approval would be subjected to such process and requirements as required under Title XVI of the Chilean Corporations Act.

On September 1, 2017, the Board of Directors and Directors’ Committee of Enel Generación agreed to appoint Banchile Asesorías Financieras S.A. (“Banchile”) and Asset Chile, respectively, as an Independent Evaluators of the Reorganization. Such appointments were made with the purpose that each of the independent evaluators would submit a report regarding the Reorganization, indicating, in each case, whether the Reorganization contributes to the best interest of the Company and whether its price, terms and conditions were on arms’ length terms at the time of its approval.

Additionally, Enel Chile submitted an inquiry with the SVS and the Superintendence of Pensions Funds ("SP") on September 13, 2017 and September 26, 2017, respectively, with respect to certain structural aspects of the Reorganization.

In the inquiry submitted to the SP, Enel Chile requested that the SP confirm that Pension Funds (AFP, in their Spanish acronym), acting on behalf of the Pension Funds that they manage, are not restricted from acquiring newly issued shares of Enel Chile within the context of the TO by applying a portion of the price to be received in cash for their Enel Generación shares toward subscribing Enel Chile shares. Through its Official Letter N° 24.211 dated October 24, 2017, the SP indicated that the Pensions Funds may acquire newly issued Enel Chile shares by applying a portion of the price to be received in the TO to subscribe and pay for newly issued shares of Enel Chile, provided that provided that such subscription be carried out according to the regulations issued by the SP. The SP added that the payment mechanism to the benefit of the Pension Funds must comply strictly with the simultaneous delivery versus payment requirement contemplated under the Pension System Regulations Compendium (“Compendio de Normas del Sistema de Pensiones”) under its Book IV, Title I, Letter A, Chapter V, V.2, number 1

In the inquiry submitted to the SVS, Enel Chile asked the SVS to confirm, among other things, whether it would be permissible for Enel Chile to include, among the terms and conditions of the TO, a condition toward its success that requires all of the shareholders of Enel Generación that accept to sell their shares in the TO must apply a portion of the price to be received in cash to subscribe and pay for newly issued shares of Enel Chile. Enel Chile would retain that portion of the price in order to pay the subscription of its first issue shares.  By virtue of Official Letter N° 27,562 dated October 13, 2017, the SVS informed Enel Chile that, pursuant to the regulations about the securities market and corporations, the proposed structure was indeed permissible to be carried out.

Through a significant event issued by the Company on October 26, 2017, the Board of Directors of Enel Generación informed the SVS and the market the fact that it reviewed the structure of the Reorganization in light of the answers of the SVS and the SP to the inquiries filed by Enel Chile, which established that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that accept the offer to sell their shares in the TO must apply a portion of the price in cash to be received in the TO to subscribe and pay for newly issued Enel Chile shares.

Through the Official Letter N°28,883 dated October 26, 2017, the SVS indicated to the Company that Enel Generación must consider the Reorganization approval as an OPR pursuant to the regulations established under numeral 4 of article 147 of the Chilean Corporations Act, and that the OPR must be approved by the unanimous vote of the board members that do not have an interest in the transaction, or if not possible, by an Extraordinary Shareholders’ Meeting.

Via a significant event dated November 3, 2017, it was reported that the Board of Directors of Enel Generación received the final report prepared and issued by each of the Independent Evaluators, Banchile and Asset Chile, and also that such reports were reported to the SVS and to the market via their publication in the Company’s website.

On November 9, 2017, the Company’s Directors’ Committee issued a report, pursuant to the provisions of article 50 bis of the Chilean Corporations Act, regarding the Transaction.

For the forgoing reasons, in order to approve the Reorganization as an OPR, the approval of the Reorganization as an OPR must be submitted to the unanimous approval of those Company board members that will do not have an interest in the Transaction, and, should they not unanimously approve it, it must be approved by an Extraordinary Shareholders’ Meeting of Enel Generación, by two-thirds (2/3) of its issued shares with voting rights.

Lastly, on November 14, 2017, Enel Chile published a collective statement issued by its Board of Directors as of that same date, in which Enel Chile’s Board of Directors established the following parameters that would justify the execution of the Transaction:

•         With respect to the TO for the shares issued by Enel Generación:

o   a price per Enel Generación share of Ch$ 590;

o   a price per Enel Chile share of Ch$ 82 Chilean pesos, which will also be the price for the capital increase of Enel Chile;

o   based on the above, an implicit exchange ratio of 2.87805 Enel Chile shares for each Enel Generación share;

•         With respect to the Merger, an exchange ratio of 15.8 Enel Chile shares for each Enel Green Power share.

  Objectives of the Transaction

As stated in Enel Generación’s board meeting held on August 28, 2017, carrying out the Transaction could lead to the following potential benefits, among others:

a)       Allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to participate in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution assets;

b)       Simplifying Enel Chile’s ownership structure and eliminating potential conflicts of interest between the electricity generation companies, namely, Enel Generación, and Enel Green Power by having both companies become directly controlled by Enel Chile; and

c)       Reducing Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to participate in a company that would not be affected by such discount.

  Statements

I hereby state that:

  I am a member of the Board of Directors of Enel Generación, designated by the Ordinary Shareholders’ Meeting held on April 27, 2016, and that my designation was carried out with the favorable vote of the controlling shareholder, Enel Chile, and such votes were decisive to my election as member of the Board of Directors.

  I hereby state that, as I so stated at the board meeting held on August 28, 2017, I have special interest in the Reorganization according to the terms and provisions of article 147 of the Chilean Corporations Act.

  I hereby state that I do not own, either directly or indirectly, any share of the Company or of its controlling shareholder, Enel Chile.

C.     Reports of the Independent Evaluators and Report of the Directors’ Committee.

The following documents (hereinafter the "Reports") have been considered for the analysis and drafting of the present Individual Statement:

a.       Report of the independent evaluator appointed by the Board Directors of the Company – Banchile.

b.       Report of the independent evaluator appointed by the Company’s Directors’ Committee – Asset Chile.

Prior to the date of issuance of the reports of the independent evaluators, I have attended presentations made by Banchile, where I was able to ask questions and make those suggestions that I considered necessary.

Additionally, for my own analysis and opinion, I have taken into consideration the report issued by the Company’s Directors’ Committee dated November 9, 2017.

As follows is a reference to the content of each of such Reports:

A.     Report of the Independent Evaluator appointed by the Company’s Board of Directors - Banchile.

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed transaction.
  Analyzes the transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs a valuation of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the TO, comparing them to fundamental and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

In the opinion of Banchile, the Transaction would contribute to the best interest of those shareholders of Enel Generación that will accept the TO; a conclusion that Banchile has reached based on strategic and execution considerations, as summarized below.

Strategic considerations

In the opinion of Banchile, those shareholders participating in the Transaction would enjoy the following benefits:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage allowing to reach significant growth in the medium and long term.
  Alignment of interests: reduce the conflicts of interest between Enel Generación and Enel Green Power.
  Holding discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; however, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Impaired liquidity of the Enel Generación share after the TO.
  The controlling shareholder of Enel Generación will get additional corporate governance rights (i.e. quorums > 2/3).
  A potential loss of tax benefits if Enel Generación loses stock market presence.

Execution considerations

In Banchile’s opinion, the fact that the TO over Enel Generación and the Enel Chile’s capital increase are executed simultaneously to the Merger minimizes the execution risks for the shareholders of Enel Generación. Moreover, the fact that approvals will happen concurrently (i.e. changes to the bylaws, approval of the OPR, TO and of the terms of the Merger) minimizes uncertainty for those shareholders of Enel Generación voting in favor of the transaction.

However, in Banchile’s opinion, the subscription level of minority shareholders in the capital increase can impact the execution of the Transaction:

a)       A higher subscription level of Enel Chile shareholders would dilute the position of Enel SpA in Enel Chile.

b)       Such impact may be mitigated by defining a maximum level of subscription as a condition precedent or by increasing the size of the capital increase above the required maximum for the TO.

Regarding the analysis as to whether the Transaction is being conducted on arm’s length terms, Banchile’s report determined that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The valuation of Enel Generación implies a premium between 10.7% and 18.3% over the pre-announcement price of an Enel Generación share on August 24, 2017. This implicit premium constitutes, in Banchile’s opinion, an additional incentive for Enel Generación shareholders to participate in the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x EC shares for 1 Enel Green Power share

The Banchile report does not provide a specific recommendation, since there was no final proposal of the Transaction, including its terms and conditions, particularly in relation to price, structure, and terms of exchange, at the time the Banchile report was prepared.

B.     Report of the Independent Evaluator appointed by the Company’s Directors’ Committee - Asset Chile.

The report prepared by Asset Chile performs, among others, the following tasks:

-          Asset Chile’s opinions as to whether the Transaction contributes to the best interest of Enel Generación.

-          Analysis about whether the price, terms and conditions defined in the Transaction are at arms’ length at the time of approving the Transaction.

Estimate valuations obtained by Asset Chile to Enel Generation, and Enel Green Power are as follows:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” (SOTP) valuation method to Enel Chile.  Within this framework, the sum of parts value of Enel Chile was Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization was Ch$ 3,679 billion (as of October 20, 2017). Asset Chile’s report also stated that based on this market capitalization value, Enel Chile’s current holding company discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios.  It states that the exchange ratios depend on several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding company discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept the TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to finance the TO, and the number of Enel Chile minority shareholders that exercise their statutory merger dissenters’ withdrawal rights.

The analysis of Asset Chile includes the following assumptions:

a)       A 10% holding discount, similar to the holding discount value over the last 12 months. In order to avoid any type of speculation and considering a conservative scenario, Asset Chile has assumed that the holding discount will remain unchanged in percentage terms as a result of this Transaction.

b)       A TO premium in a range between 10% and 14% over the market price is suitable for this type of transaction, implying that the price offered in the TO for Enel Generación should be within a range of Ch$ 570 and Ch$ 590 per share.

c)       No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise his or her statutory merger dissenters’ withdrawal rights.

Therefore, in Asset Chile’s opinion, the exchange ratios for the proposed Transaction, assuming the TO and the Merger are paid 100% with Enel Chile shares, should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 Enel Green Power share

In Asset Chile’s opinion, the Transaction contributes to the best interest of those Enel Generación shareholders that participate in the TO for the following factors:

a)       With respect to the normal course of business, Asset Chile estimates that the Transaction will have minimal or no impact. With respect to Enel Generación’s decision-making processes, for as long as Enel Generación maintains a minority shareholders base, these processes will not be simplified. This is particularly true given that the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. It is true that gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this does not necessarily reduce potential conflicts of interest or frictions that may exist today. As a result, Asset Chile estimates that the Transaction is neutral for Enel Generación.

b)       For those shareholders that decide to accept the TO, assuming that this takes place within the indicated ratios and, therefore at arms’ length conditions, Asset Chile sees the opportunity for existing Enel Generación shareholders to capture all the value of their current stock position and potentially a premium. Those shareholders to decide to accept the TO will align their interests with those of the controller. It is estimated, therefore, that the Transaction is positive for shareholders.

c)       Some shareholders may decide not to accept the TO, despite the risk that the share might suffer from a liquidity discount once the TO is complete. Asset Chile assumes that these shareholders prefer to remain as direct Enel Generación shareholders for reasons that may vary: risk exposure selection and focus (i.e., conventional generation in Chile), diversification of portfolio, and/or different views about the underlying value. All these reasons are possible and legitimate and reflect the preference of such shareholders having had the option of adopting another decision.

d)       Therefore, for the shareholders of Enel Generación, the Transaction is either neutral or positive if the Transaction is executed on arms’ length terms.

In conclusion, in Asset Chile’s view, the Transaction contributes to the best interest of Enel Generación and/or its shareholders, and estimates that the effects of the Transaction are either neutral or positive.

With respect to an analysis as to whether the Transaction is being conducted on arm’s length terms, the Asset Chile report points out that neither the Transaction’s final proposal nor its terms and conditions, particularly in relation to price, components, and exchange ratios, have been delivered by Enel Chile as of the date of the Asset Chile issued its report. Consequently, Asset Chile states that it is not possible for them to issue an opinion on this particular matter. However, if the final proposal (TO) is within the specified range, then, in Asset Chile’s opinion such Transaction would be at arms’ length, for this type of transaction.

D.     Benefit of the Reorganization to the best interest of Enel Generación.

According to article 147 of the Chilean Corporations Act, a corporation may only execute transactions with related parties when its purpose is to contribute to the best interest and when their price, terms and conditions are those prevailing in the market at the time of approval.

  Contribution to the best interest.

The best interest is an interest that is common to all shareholders, and that should prevail over the individual interest that belongs to one or more shareholders in particular even in the case of the controller company. It is identified with the interest common to all shareholders to participate in society with the main sight of share among themselves the benefits derived from their economic activity, in accordance with its corporate purpose. In my opinion, the Reorganization would contribute to the best interest of Enel Generación and its shareholders for the reasons described below.

As stated by Banchile’s report, the benefits to Enel Generación shareholders who decide to accept the TO include diversification by investing in a company that combines generation and distribution assets, growth, aligning interests with controlling shareholder and reducing the holding discount.

As reported Asset Chile, the combination of payment in cash and shares of Enel Chile allows Enel Generación shareholders to potentially capture part of the value added by the Transaction while at the same time obtaining a premium above the current market value of Enel Generación.

At the same time, as it was explained by Banchile and Asset Chile, the proposed transaction reduces potential conflicts of interest between the controller of Enel Generación and Enel Generación, which is driven by having different investment vehicles the in Chile. Currently, Enel SpA indirectly owns a 36.4% of Enel Generación, equivalent to about US $2.3-2.5 billion. Additionally, Enel SpA owns 100% of EGP with a value that different assessors have estimated between US $1.6-1.8 billion. This dual ownership is generally perceived to be negative by the market. With the proposed structure, Enel SpA incentives would be more aligned with minority shareholders of the surviving company.

This would enable Enel Chile to become the absolute market leader in the field of convention electricity generation, non-conventional renewable electricity generation and electricity distribution. Its size, diversified generation matrix and experience in the sector would allow, among other things, various commercial benefits in obtaining supply contracts and negotiation with suppliers.

Finally, all the evaluators of the different committees of both companies delivered their reports and assessments in a range bounded and similar, and generally agreed on the main terms of the Reorganization that would to contribute to the best interest of both companies. They also highlighted the fact that approvals of the processes that constitute the Reorganization are concurrent to minimize the risks and uncertainty of it.

  Market prices, terms and conditions.

I consider that the price, terms and conditions proposed for the Reorganization are in accordance with those prevailing in the market since they are within the ranges indicated by the independent evaluators.

  Conclusion.

In conclusion, as stated in the present Individual Statement, I consider that the Reorganization, according to the terms and conditions described above, indeed CONTRIBUTES TO THE BEST INTEREST OF ENEL GENERACIÓN.

Mauro Di Carlo

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams,

I refer to the corporate reorganization (hereinafter, the "Reorganization" or the "Transaction") that involves the companies Enel Chile S.A. ("Enel Chile"), Enel Generación Chile S.A. (hereinafter, indistinctly "Enel Generación" or the “Company") and Enel Green Power Latin América S.A. ("Enel Green Power"). The Company’s Board of Directors, in its meeting held on August 28, 2017, stated that the Reorganization constitutes a transaction between related parties (“OPR”, in its Spanish acronym), and that, as such, it is subject to the regulations established under Title XVI of Law 18,046 (the “Chilean Corporations Act”).

As a board member of Enel Generación, a publicly held limited liability stock corporation  registered with the Securities Register of the Superintendence for Securities and Insurance (“SVS”, in its Spanish acronym) under Registration No. 0114 , Taxpayer ID N° 91.081.000-6, incorporated by virtue of the public deed dated December 1, 1943, executed before the Santiago Notary Public’s Office of Mr. Luciano Hiriart C., whose abstract was registered on sheet 61 and 65, Number 19.440.113 of the Santiago Register of Commerce corresponding to the year 1944, and published in the Official Gazette of January 13, 194,4 I hereby issue my individual opinion (hereinafter the “Individual Statement”) regarding the Reorganization.

A.     The Reorganization

i)                    General description.

The Reorganization consists of a corporate reorganization of a part of the Enel Group. Through this reorganization, Enel Chile will acquire, by means of a merger (the “Merger”) of Enel Green Power with and into Enel Chile, the non-conventional renewal energy generation assets that Enel Green Power owns in Chile.

The Reorganization considers that the Merger is conditioned to a declaration of success of the Enel Generación tender offer (“TO”), to be carried out by Enel Chile with the purpose of acquiring up to 100% of the shares issued by Enel Generación owned by the minority shareholders of Enel Generación. The terms and conditions of the TO will consider as a condition precedent toward its success, that all of the shareholders of Enel Generación that accept to sell their shares in the TO must apply a portion of the price that they will receive in cash toward the subscription and payment for newly issued shares of Enel Chile, imputing part of the price of the TO toward paying the subscription price for these latter shares.

Furthermore, the TO will be subject to the following conditions in order to be considered a success:

  The shareholders of Enel Chile and Enel Green Power must have approved the Merger and it must be enabled to be carried out without restrictions;

  The shareholders of Enel Generación must approve an amendment to the bylaws of the Company that eliminates the provisions of Title XII of Decree Law (“DL”) 3,500/1980 regarding the 65% shareholder maximum concentration limit of issued capital and other shareholding restrictions included in such Title XII;

  The shareholders of Enel Chile must have approved a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that accept the offer to sell their shares in the TO; and

  Enel Chile’s ownership share of Enel Generación must be more than 75% upon consummation of the TO.

In addition, Enel SpA, as Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA provided that, at least the following conditions were met: (i) the Transaction must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership share, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

As stated during Enel Generación’s board meeting held on August 28, 2017, carrying out the Transaction could lead to the following potential benefits, among others: (i) simplifying Enel Chile’s ownership structure and eliminating potential conflicts of interest between the electricity generation companies, namely, Enel Generación, and Enel Green Power, by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to participate in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution assets; (iii) reducing Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to participate in a company that would not be affected by such discount.

      ii.            Background of the transaction

-          Mr. Herman Chadwick Piñera, Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s Reorganization proposal through a letter dated August 25, 2017.

-          The Board of Directors of Enel Generación, during its session held on August 28, 2017, noted that board members Mr. Giuseppe Conti, Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, and Mr. Julio Pellegrini Vial had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A. Also, Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA, pursuant to Article 44 and Article 147, both of the Chilean Corporations Act,

-          In the significant event dated August 28, 2017, the Chairman of Enel Generación’s Board of Directors, Mr. Giuseppe Conti, informed the SVS and the public in general, that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act as a related party transaction.

-          Independent Evaluator appointed for the Transaction. On September 1, 2017, the Board of Directors of Enel Generación and Company’s Directors’ Committee agreed to appoint Banchile Asesorías Financieras S.A. (“Banchile”) and Asset Chile as an Independent Appraiser, respectively, in order that, each of them, submit a report regarding the Restructuring, indicating, in each case, whether the Restructuring contributes to the corporate interest of the Company and, additionally, whether it is consistent with the prevailing market terms and conditions.

-          Inquiries submitted to Superintendences. On September 13, 2017 and September 26, 2017, Enel Chile submitted inquiries to the SVS and the Superintendence of Pensions ("SP", in its Spanish acronym), respectively,  with respect to certain aspects of the structure of the Reorganization.

-          Official Letter of the SVS in response to inquiry of Enel Chile. Enel Chile submitted an inquiry to the SVS to confirm, among other things, whether it would be permissible for Enel Chile to include, among the terms and conditions of the TO, a condition toward its success that requires all of the shareholders of Enel Generación that accept to sell their shares in the TO must apply a portion of the price to be received in cash to subscribe and pay for newly issued shares of Enel Chile.  Through Official Letter N° 27,562 of October 13, 2017, the SVS informed Enel Chile that, pursuant to the regulations about the securities market and corporations (stock companies), the proposed structure was indeed permissible to be carried out.

-          Official Letter of the SP in response to inquiry of Enel Chile. Enel Chile consulted to the SP in order to confirm whether the Pension Funds Management Companies (“AFPs”, in their Spanish acronym), acting on behalf of the Pension Funds that they manage, are not restricted from acquiring newly issued shares of Enel Chile within the context of the TO by applying a portion of the price to be received in cash for their Enel Generación shares toward subscribing Enel Chile shares. By means of its Official Letter N° 24.211 of October 24, 2017, the SP indicated that the Pensions Funds may acquire newly issued Enel Chile shares by applying a portion of the price to be received in the TO to subscribe and pay for newly issued shares of Enel Chile, provided that provided that such subscription be carried out according to the regulations issued by the SP. The SP added that the payment mechanism to the benefit of the Pension Funds must comply strictly with the simultaneous delivery versus payment requirement contemplated under the Pension System Regulations Compendium (“Compendio de Normas del Sistema de Pensiones”) under its Book IV, Title I, Letter A, Chapter V, V.2, number 1.

-          Significant Event dated October 26, 2017. Through the aforementioned Significant Event, Enel Generación’s Board of Directors, in a session held that same date, unanimously reviewed the structure of the Transaction resulting from the answers received from the SVS and the SP, which established that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that accept the offer to sell their shares in the TO must apply a portion of the price in cash to be received in the TO to subscribe and pay for newly issued Enel Chile shares.

-          Official Letter from the SVS related to the Transaction as a Related Party. The SVS informed Enel Generación, through Official Letter N°28, 883 dated October 26, 2017 that the Company’s approval of the Transaction must be carried out according to the Rules of Article 147, numeral 4 of the Chilean Corporations Act, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

-          Independent Evaluator Reports. The significant event dated November 3, 2017, informed that Enel Generación’s Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

-          Directors’ Committee Report. On November 9, 2017, the Company’s Directors’ Committee issued a report, pursuant to the provisions of Article 50 bis of the Chilean Corporations Act, regarding the Transaction.

-          Enel Chile Board of Directors’ Collective Pronouncement. Enel Chile published a collective statement issued by its Board of Directors, in which Enel Chile’s Board of Directors established the following parameters that would justify the execution of the Transaction:

(a) With respect to the Public Tender Offer (PTO) for Enel Generación shares:

  PTO Price: Ch$ 590 per Enel Generación share
  Price of newly issued shares of Enel Chile in the capital increase: Ch$ 82 per Enel Chile share
  Based on the prices described above, an implicit exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación
  Based on the above, a PTO price equal to Ch $590 per Enel Generación share, 40% of such PTO price would be applied to subscribe for newly issued Enel Chile shares (assuming the exchange ratio is 2.87805 shares of Enel Chile for each share of Enel Generación) and 60% of the PTO price would be received in cash by the shareholders of Enel Generación that accept the PTO.

(b) With respect to the Merger, an exchange ratio equal to 15.80 Enel Chile shares for each Enel Green Power share, which is within the ranges determined by the independent evaluators and appraisers referred to above.

B.     Affidavit regarding the capacity as board member of Enel Generación and the relationship with the controller.

1.       I hereby state that I am a member of the Board of Directors of Enel Generación, elected at the Ordinary Shareholders’ Meeting held on April 27, 2016, and that my election was carried out with the favorable vote of the controlling shareholder, Enel Chile, whereas such votes are indeed decisive to be elected as member of the Board of Directors.

2.       I hereby state that, at the Company’s board meeting held on April 28, 2016, I was elected as Chairman of the Board of the Company. This position was subsequently deleted by amendment of the bylaws of Enel generation at Extraordinary Shareholders’ Meeting of April 25, 2017.

3.       I hereby state that, as I so stated at the board meeting held on August 28, 2017, I have special interest in the Reorganization according to the terms and provisions of Article 147 of the Chilean Corporations Act.

4.       I hereby state that I do not own, either directly or indirectly, any share of the Company or of its controlling shareholder, Enel Chile.

  Reports of the Independent Evaluators and Report of the Directors’ Committee.

The following documents (hereinafter the "Reports") have been considered for the analysis and drafting of the present Individual Statement:

1. Banchile’s independent evaluator report, designated by the Board of Directors.

2. Asset Chile’s additional independent evaluator report, designated by the Directors´ Committee.

3. Report issued on November 9, 2017 by the Company’s Directors’ Committee pursuant to the provisions of Article 50 bis of the Chilean Corporations Act.

Furthermore. I hereby state that I had the opportunity to ask the questions and make those suggestions that I considered necessary, among the presentations made by the independent appraiser, Banchile, before the reports were released.

(a). Independent Evaluator Report by Banchile appointed by the Board of Directors

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed transaction.
  Analyzes the transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs a valuation of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the TO, comparing them to fundamental and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

Banchile concludes that the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO based on the strategic consideration and implementation considerations summarized below:

Strategic considerations

Banchile sees the following benefits for the shareholders who accept the Transaction:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage allowing to reach significant growth in the medium and long term.
  Interest alignment: reduce the conflicts of interest between Enel Generación and Enel Green Power.
  Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; however, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Deteriorated liquidity of Enel Generación shares after the TO.
  Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e. quorums>2/3)
  Potential loss of tax benefits if Enel Generación loses stock market presence (presencia bursátil).

Execution considerations

Banchile considers the execution risks for Enel Generación shareholders to be minimized if the Enel TO and the Enel Chile capital increase are carried out at the same time as the Merger.

However, the number of minority shareholders of Enel Chile that subscribe in the capital increase may impact the implementation of the Transaction:

1. If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.  This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the maximum required by the TO.

Regarding the analysis as to whether the Transaction is being conducted on arm’s length terms, Banchile’s report determined that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the pre-announcement price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 Enel Green Power share

Banchile’s report states that the Reorganization would contribute to the best interest of Enel Generación shareholders who accept the TO if the terms of the Reorganization were within the recommended ranges.

(b). Independent Evaluator Report by Asset Chile appointed by the Board of Directors

The report prepared by Asset Chile contains, among others, the following analyses:

-          Asset Chile’s opinion regarding the Transaction’s contribution to the Company’s best interest

-          Whether the Transaction’s price, terms and conditions are on arm’s length terms at the time of its approval.

Asset Chile’s valuation of the Transaction obtained the following figures for Enel Chile and Enel Green Power:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” (SOTP) valuation method to Enel Chile.  Within this framework, the sum of parts value of Enel Chile was Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization was Ch$ 3,679 billion (as of October 20, 2017). Asset Chile’s report also stated that based on this market capitalization value, Enel Chile’s current holding company discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios.  It states that the exchange ratios depend on several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding company discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept the TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to finance the TO, and the number of Enel Chile minority shareholders that exercise their statutory merger dissenters’ withdrawal rights.

Asset Chile’s analysis is based on the following assumptions:

1. A 10% holding company discount of Enel Chile, similar to the holding company discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding company discount is assumed to not change as a result of this Transaction.

2. A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

3. No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise his or her statutory merger dissenters’ withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 Enel Green Power share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the TO for the following reasons:

1. Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today.  Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.

2. Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder.  Therefore, Asset Chile believes the Transaction is positive for shareholders.

3. Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.

4. Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders that tender their shares in the TO.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Asset Chile’s report states that at the date of delivery of the report, they had not received the final proposal of the Transaction, its terms, conditions and particularly its prices, components and exchange ratios from Enel Chile. Therefore, it is not possible for them to have an opinion on the matter.  However, if the final offer (TO) is within the range mentioned above, Asset Chile considers the Transaction would be on arm’s length terms, for this type of transaction.

  Best interest of Enel Generación and market conditions

The criteria established by Article 147 of the Chilean Corporations Act regarding approval of a related party transaction states that the transaction must be in the best interest of the company and be carried out at prices, term and conditions prevailing in the market at the time of its approval. Therefore corresponds to analyze separately each of these aspects.

In my understanding, the best interest is equated to the common interest that all shareholders have in participating in the Company with the main objective to distribute among themselves the benefits arising from the activity developed by the Company, in accordance with its corporate purpose. Therefore, it is an interest that is common to all shareholders, which must prevail over individual interests that might concern one or more shareholders individually.

Therefore, this Individual Statement must declare whether the Reorganization, in accordance with its terms and conditions, contributes to the best interest of Enel Generación, allowing its shareholders to increase their profits and reduce the risk of assuming future losses.

Considering the terms and conditions above-mentioned in this Individual Statement, and as indicated in the Reports, I consider that the Reorganization would contribute to the best interest of Enel Generación and its shareholders. I will explain the reasons for my opinion below.

Banchile’s stated that the benefits for Enel Generación shareholders who decide to accept the TO, are: diversification by investing in a company that combines generation and distribution assets, growth, aligning interests with controlling shareholder and reducing the holding discount.

Asset Chile, also concluded, that the TO represents an opportunity for the shareholders who accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders who accept the TO will align their interests to those of the controlling shareholder.  Therefore, the Transaction would be positive for shareholders of Enel Generación.

The proposed Transaction would reduce the conflicts of interest between Enel Generación’s controlling shareholder and its different investment vehicles in the country. Enel SpA currently indirectly owns 36.4% of Enel Generación, equivalent to approximately US$ 2.3 billion to US$ 2.5 billion.  It also owns 100% of Enel Green Power, which according to different appraisers, is estimated to be worth between US$ 1.6 billion and US$ 1.8 billion. This dual ownership is generally perceived by the market as negative. With the proposed structure, the incentives of Enel SpA would be significantly more aligned with the minority shareholders of Enel Chile post-Transaction.

The combination of conventional and renewable generation companies would have the benefits coming from medium and long term growth opportunities offered by Non-Conventional Renewable Energies (“NCRE”), while maintaining the reliability/security and stability offered by thermal and hydroelectric energy. The NCRE technologies have been proven to be more competitive than conventional ones in the latest regulated and non-regulated bids, due to their lower marginal production cost, decreasing investments costs, shorter installation period and being positively perceived by the community. But lately, regulation has emphasized the need for system stability, supply reliability and energy and capacity storage capability, in which conventional energies maintain an advantage.  The combination of complementary technologies would create a more robust company, from both an operational and a commercial point of view.

Enel Generación shareholders who accept the TO must apply a portion of the cash to be received from Enel Chile for their Enel Generación shares to subscribe and pay for newly issued Enel Chile shares, which would allow capturing part of the value created by the Transaction and simultaneously obtain a premium above the current market value of Enel Generación.

The combination of Enel Generación and Enel Green Power businesses under Enel Chile as the main listed vehicle would give the group a greater visibility from an investors' point of view. The new Enel Chile market capitalization would be around US$ 8.5 billion, and would also include all the equity value of Enel Green Power which is not currently listed.

In addition, it would also increase the number of shares in hands of non-controlling investors, which are the ones usually trading in the market ("free float"). This increase in market capitalization and free float would bring several benefits, the main one is the probable increase in the stock liquidity, from the point of view of not only in Enel Chile but also Enel Generación. Considering the positive correlation between the free float and the liquidity of a company share (measured as the average volume traded daily or ADTV by its English acronym), in case the Transaction would be declared successful, it is expected that the ADTV will be in the range between US$ 6 million and 8 million, which is indeed higher than the current of both companies (US$ 5.4 million for Enel Chile and US$ 6.6 million for Enel Generación for the last 12 months).

Likewise, and similarly, the weight of the new share in the IPSA would probably be in a range between 4% and 6%, higher than the current 2.58% of Enel Chile and 3.26% of Enel Generation.

A greater relative weight in stock indexes and the potential inclusion in new indexes would probably increase the demand of shares from passive or follower strategy funds coupled with a greater coverage of research analysts and the market as a whole.

a. Market prices, terms and conditions.

Considering the final price, terms and conditions of the Reorganization reported to the market in the Significant Event dated November 14, 2017, are indeed within the ranges indicated by the Independent Appraisers, I consider that price, terms and conditions of the Reorganization are in accordance with those prevailing in the market.

  Conclusion.

In conclusion, in my capacity as member of the Board of Directors of Enel Generación Chile S.A., I consider that the Reorganization, in the terms and conditions described in the present Individual Statement, indeed CONTRIBUTES TOWARD THE CORPORATE INTEREST OF THE COMPANY

Francesco Giorgianni

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref.: Individual Statement regarding the Corporate Reorganization that involves Enel Chile S.A., Enel Generación Chile S.A. and Enel Green Power Latin América S.A.

To whom it may concern:

As a board member of Enel Generación Chile S.A. (the “Company” or “Enel Generación”), I hereby state my individual opinion regarding the corporate reorganization involving the Company and the companies Enel Chile S.A. (“Enel Chile”) and Enel Green Power Latin América S.A. (“Enel Green Power”) (hereinafter, the “Reorganization” or the “Transaction”).

Mr. Herman Chadwick P., Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s Reorganization proposal through a letter dated August 25, 2017.

The Board of Directors of Enel Generación, during its session number 1542 dated August 28, 2017, indicated that the Transaction would be subject to the procedures and requirements established by Title XVI of the Law N° 18,046 (the “Chilean Corporations Act”) since it is a reorganization process between related parties (“OPR”).

The Reorganization consists of the merger of Enel Green Power into Enel Chile (the “Merger”), through which Enel Chile will acquire the non-conventional renewal energy generation assets of Enel Green Power. The Merger is conditioned to the success of a Public Tender Offer of Shares (“TO”).

The Public Tender Offer of Shares

The TO will be carried out by Enel Chile with the purpose of acquiring up to 100% of the shares issued by Enel Generación owned by the minority shareholders and will be subject to the following conditions:

  The TO must be subject to the condition precedent that all of the shareholders that accept to sell their shares in the TO allocate a portion of the price that they will receive in cash toward the acquisition of newly issued shares of Enel Chile, imputing part of the price of the TO to pay the subscription price of such shares.

  The shareholders of Enel Chile and Enel Green Power must have approved the Merger at their respective Extraordinary Shareholders’ Meeting, and that there must be no restrictions for the Merger to be executed;
  The shareholders of Enel Chile at its extraordinary shareholders’ meeting must have approved a capital increase that would permit Enel Chile to obtain a sufficient number of shares to be subscribed by the shareholders of Enel Generación that would accept selling their shares in the TO; and
  That, as a result of the TO, Enel Chile must obtain an ownership interest in Enel Generación greater than 75%.

Enel SpA, Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA provided that the following conditions were met:

(i) The Transaction must lead to an increase in Enel Chile’s earnings per share;

(ii) Enel SpA must maintain at all times, Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws and when the Reorganization is completed, Enel SpA must have an ownership interest in Enel Chile that is similar to its ownership interest in Enel Chile prior to the Reorganization; and

(iii) Once the Reorganization is completed, Enel Generación must no longer be subject to Title XII of DL 3,500 of 1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

The Transaction

The Board of Directors of Enel Generación, during its session held on August 28, 2017, established that board members Mr. Giuseppe Conti, Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, and Mr. Julio Pellegrini V. had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction pursuant to article 44 and article 147 of the Chilean Corporations Act. Messrs. Di Carlo, Noviello and Magrini declared that they own Enel SpA’ shares and Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A.

The Board of Directors of Enel Generación, through a significant event dated August 28, 2017, informed the SVS and the market that the all of the members of the Board of Directors resolved to begin the analysis and development of the Transaction. In addition, the Board of Directors indicated that its approval would be subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act.

Subsequently, On September 1, 2017, the Enel Generación’s Board of Directors appointed Banchile Asesorías Financieras S.A. (“Banchile”) as Enel Generación’s independent evaluator. Furthermore, on the same day, the Company’s Directors’ Committee agreed to appoint Asset Chile as an additional independent evaluator.

According to these appointments, the independent evaluators committed to release separate reports regarding the Transaction indicating the following with respect to the Transaction:

i) whether the Transaction prices, terms and conditions are on arms’ length terms at the time of its approval; and

ii) whether the Transaction contributes to the best interest of Enel Generación.

On September 13 and 26, Enel Chile submitted certain structural aspects of the Reorganization to consultation with the SVS and the Superintendence of Pensions Funds ("SP").

a)       Inquiry to the SVS. Enel Chile requested that the SVS, among other things, confirm that Enel Chile is not prohibited from including to the terms and conditions of the TO, a condition precedent that all of the shareholders of Enel Generación that accept to sell their shares in the TO must allocate a portion of the price that they will receive in cash to acquire newly issued shares of Enel Chile. Enel Chile would retain that portion of the price in order to pay the subscription price of such newly issued Enel Chile shares. Through the Official Memorandum N° 27,562 dated October 13, 2017, the SVS informed Enel Chile that, the aforementioned design was permissible.

b)       Inquiry to the SP. Enel Chile requested the SP to confirm whether the Pension Funds (“AFPs”, in their Spanish acronym), acting on behalf of the AFPs that they manage, are restricted from acquiring newly issued shares of Enel Chile within the context of the TO, and whether they can allocate part of the price to be received in cash for their Enel Generación shares to subscribe and pay for Enel Chile shares. Through the Official Memorandum N° 24,211 dated October 24, 2017, SP confirmed that AFPs may subscribe for newly issued Enel Chile shares in TO, provided that such subscription be carried out according to SP rules. In particular, the SP requested to strictly comply with the simultaneous delivery versus payment condition established by the Pension System Regulations Compendium (“Compendio de Normas del Sistema de Pensiones”) under its Book IV, Title I, Letter A, Chapter V, V.2, number 1.

The Company’s Board of Directors, informed the SVS and the market, through the significant event dated October 26, 2017, that in a session held that same date, the Company’s Board of Directors unanimously acknowledged the structure of the Transaction resulting from the answers received from the SVS and SP, and that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that accept the offer to sell their shares in the TO must apply a portion of the price to be received in cash in the TO to subscribe and pay for newly issued Enel Chile shares.

The SVS informed Enel Generación, through Official Letter N° 28,883 dated October 26, 2017, that the Company’s approval of the Transaction must be carried out according to the Rules of article 147, numeral 4 of the Chilean Corporations Act, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

Enel Generación informed, through significant event dated November 3, 2017, that its Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

On November 9, 2017, the Company’s Directors’ Committee issued a report, pursuant to the provisions of article 50 bis of the Chilean Corporations Act, regarding the Transaction.

On November 14, 2017, Enel Chile released a collective pronouncement from its Board of Directors (made available at its website), which included the reasonable parameters that may justify the execution of the Transaction, as well as the following guidelines and pre-established conditions:

  With respect to the TO for Enel Generación issued shares:

(i)       A price of Ch$ 590 per Enel Generación share

(ii)     Price of newly shares of Enel Chile issued in the capital increase: Ch$ 82 per Enel Chile share

(iii)    Based on the prices described above, an implicit exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación.

(iv)   Based on the above, a price equal to Ch $590 per Enel Generación share, 40% of such price would be applied to subscribe for newly issued Enel Chile shares (assuming the exchange ratio is 7.19512 shares of Enel Chile for each share of Enel Generación) and 60% of the price would be received in cash by the shareholders of Enel Generación that accept the TO.

b.       With respect to the Merger: An exchange ratio equal to 15.80 Enel Chile shares for each Enel Green Power share.

Objectives of the Reorganization:

As stated in Enel Generación’s board meeting held on August 28, 2017, the Transaction could lead to the following potential benefits, among others:

(i)       A simpler ownership structure, which eliminates potential conflicting interests between the electricity generation companies, namely, Enel Generación and Enel Green Power by having both companies under the common control of Enel Chile;

(ii)     Allow all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to participate in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution businesses in Chile; and

(iii)    Reduce Enel Chile’s holding company discount that currently affects the trading price of its shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to participate in a company that would not be affected by such discount.

Statement on my capacity as a board member of the Board of Directors of Enel Generación.

  At the Ordinary Shareholders’ Meeting held on April 27, 2016, with the favorable vote of the controlling shareholder, Enel Chile, I was designated as a board member of the Board of Directors of Enel Generación.

  As stated at the board meeting held on August 28, 2017, I have an interest in the Reorganization, according to the terms and provisions of article 147 of the Chilean Corporations Act.

  I do not own, either directly or indirectly, any share of the Company or of its controlling shareholder, Enel Chile.

Reports of the Independent Evaluators and Report of the Directors’ Committee.

I have considered the following documents (hereinafter the "Evaluation Reports") for the analysis and drafting of the present Individual Opinion:

  Report of the independent evaluator, Banchile, appointed by the Board of Directors of the Company.
  Report of the independent evaluator, Asset Chile, appointed by the Company’s Directors’ Committee.

Prior to the date of issuance of the Evaluation Reports, I attended presentations made by the independent evaluator, Banchile. Additionally, I have considered the report issued on November 9, 2017, by the Company’s Directors’ Committee pursuant to the provisions of article 50 bis of the Chilean Companies Act.

Now I refer to each of the Evaluation Reports:

a)       Independent Evaluator Report of Banchile, appointed by the Company’s Board of Directors.

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed transaction.
  Analyzes the transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs a valuation of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the TO, comparing them to fundamental and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

In Banchile’s opinion, the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO. Banchile reached this conclusion based on the strategic consideration and implementation considerations summarized below:

Strategic considerations

In Banchile’s opinion, the shareholders who participate in the Transaction would obtain the following benefits:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage allowing to reach significant growth in the medium and long term.
  Interest alignment: reduce the conflicts of interest between Enel Generación and Enel Green Power.
  Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; however, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Deteriorated liquidity of Enel Generación shares after the TO.
  Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e. quorums>2/3)
  Potential loss of tax benefits if Enel Generación loses stock market presence (presencia bursátil).

Execution considerations

In Banchile’s opinion, if the TO and the Enel Chile’s capital increase are carried out at the same time as the Merger, the execution risks for Enel Generación’ shareholders would be minimized. In addition, the fact that approvals will happen concurrently (i.e., amendments to the bylaws, approval of the related party transaction, TO and of the terms of the Merger) minimizes uncertainty for those shareholders of Enel Generación to vote in favor of the transaction.

However, in Banchile’s opinion, the number of minority shareholders of Enel Chile that subscribe in the capital increase may impact the implementation of the Transaction:

1.       If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.       This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the maximum required by the TO.

Regarding the analysis as to whether the Transaction is being conducted on arm’s length terms, Banchile’s report determined that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the pre-announcement price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 Enel Green Power share

The Banchile report does not provide a specific recommendation, since there was no final proposal of the Transaction, including its terms and conditions, particularly in relation to price, structure, and terms of exchange, at the time the Banchile report was prepared.

b)      Independent Evaluator Report of Asset Chile, appointed by the Company’s Directors’ Committee.

The report prepared by Asset Chile contains, among others, the following analyses:

-          Asset Chile’s opinion regarding the Transaction’s contribution to the best interest of Enel Generación.

-          Whether the Transaction’s price, terms and conditions are on arm’s length terms at the time of its approval.

Asset Chile’s valuation for Enel Generación and Enel Green Power are the following:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” (SOTP) valuation method to Enel Chile.  Within this framework, the sum of parts value of Enel Chile was Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization was Ch$ 3,679 billion (as of October 20, 2017). Asset Chile’s report also stated that based on this market capitalization value, Enel Chile’s current holding company discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios.  It states that the exchange ratios depend on several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios:

 Enel Chile’s holding company discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept the TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to finance the TO, and the number of Enel Chile minority shareholders that exercise their statutory merger dissenters’ withdrawal rights.

Asset Chile’s analysis was based on the following assumptions:

1.       A 10% holding discount, similar to the holding discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding discount is assumed to not change as a result of this Transaction.

2.       A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

3.       No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise his merger withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares (from the capital increase), the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2 and 8.5 Enel Chile shares for each Enel Generación share	Between 15.1 and 19.0 Enel Chile shares for each Enel Green Power share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the TO for the following reasons:

1.       Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today. Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.

2.       Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder.  Therefore, Asset Chile believes the Transaction is positive for shareholders.

3.       Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.

4.       Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders that tender their shares in the TO.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Asset Chile’s report states that at the date of delivery of the report, they had not received the final proposal of the Transaction, its terms, conditions and particularly its prices, components and exchange ratios from Enel Chile. Therefore, it is not possible for them to have an opinion on the matter.  However, if the final offer (TO) is within the range mentioned above, Asset Chile considers the Transaction would be on arm’s length terms, for this type of transaction.

Best interest of Enel Generación

The purpose of this Statement is to determine whether the Transaction contributes to the common interest of all shareholders to participate in the Company, allowing the shareholders to distribute the benefits from the operations according to the corporate purpose, that is to say, it is intended to determine if it contributes to the best interest.

The consolidation of complementary energy industry businesses in one company offers important strategic, commercial and operational benefits, namely:

  The acquisition of Enel Green Power as a generation vehicle of non-conventional renewable energies (“NCRE”) would offer access to attractive potential growth in the industry, through the largest NCRE generation company in Chile. From 2012 to 2016, 47% of Chile’s nearly 6 GW of new installed capacity was from wind and solar power plants, surpassing the 35% from traditional thermal technologies.  EGPL has a portfolio of greenfield projects in an advanced stage that would allow new Enel Chile to continue growing in this business segment and maintain its leadership position in the generation industry.
  The combination of a conventional power generation, non-conventional renewable generation and electric distribution businesses would allow Enel Chile to diversify and compensate the underlying risks of each business, offering investors an opportunity to invest in a single company with a mixed exposure.

  The result of the merger between the market leaders of conventional and non-conventional power generation would lead to the creation of an absolute leader in the market. Its scope, diversified generation matrix and experience in the sector would allow such company to, among other things, obtain several commercial benefits at the time of entering into supply contracts and negotiating power contracts with suppliers.
  Likewise, the combination in a single vehicle of the three leading companies in each segment allows such combined company to face the new challenges in the Chilean electricity business from an integral perspective, including: energy efficiency, energy storage and intra-daily and intra-annual control, operation in a network with enhanced technological opportunities, electric mobility in urban transport, among others.
  An enhanced integration between the group companies would allow the merger of several operations, reducing various types of duplicities and inefficiencies, and capture potential synergies in the medium term.

Market prices, terms and conditions.

I note that the final price, terms and conditions of the Reorganization, as proposed by Enel Chile’s Board of Directors in its collective statement, are in accordance with the ranges pointed out by the independent evaluators and to those prevailing in the market.

Conclusion

In accordance to the above stated and as a board member of Enel Generación S.A., I consider that the Reorganization described in this statement, contributes to the best interest of the Company.

Luca Noviello

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual statement about the corporate reorganization that involves Enel Chile S.A., Enel Generación Chile S.A. and Enel Green Power Latin América S.A.

Dear Sirs and Madams:

I refer to the corporate reorganization (hereinafter, the "Reorganization" or the "Transaction") that involves Enel Chile S.A. ("Enel Chile"), Enel Generación Chile S.A. (hereinafter, indistinctly "Enel Generación" or the “Company") and Enel Green Power Latin América S.A. ("Enel Green Power").

I hereby issue an individual statement (hereinafter the "Individual Statement ") in my capacity as an Enel Generación Director and Member of the Board, in relation to the aforementioned Transaction.

Below, I will detail the Transaction, its conditions, purposes and relevant background information.

The Transaction consists of a corporate reorganization within the Enel Group, in which Enel Chile will acquire, by means of a merger (the "Merger") of Enel Green Power with and into Enel Chile, the non-conventional renewable energy generation assets that Enel Green Power owns in Chile.

The Transaction contemplates conditioning the Merger to on the successful completion of a Public Tender Offer ("TO") to be made by Enel Chile in order to acquire up to 100% of the Enel Generación shares, currently owned by the minority shareholders of the latter. The terms and conditions of the TO include a condition that all the shareholders of Enel Generación that accept the offer must apply a portion of the cash to be received from Enel Chile as payment for their Enel Generación shares to subscribe and pay for newly issued shares of Enel Chile, charging to the payment of the subscription price, part of the TO price.

The TO will be subject to the following conditions:

a) The shareholders of Enel Chile and Enel Green Power must have approved the Merger and it must be enabled to be carried out without restrictions; b)The shareholders of Enel Generación must approve an amendment to the bylaws of the Company that eliminates the provisions of Title XII of Decree Law (“DL”) 3,500/1980 regarding the 65% shareholder maximum concentration limit of issued capital and other shareholding restrictions included in such Title XII; c) The shareholders of Enel Chile must have approved in an extraordinary shareholders meeting, a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that accept the offer to sell their shares in the TO; and d) Enel Chile’s ownership share of Enel Generación must be more than 75% upon consummation of the TO.

In addition of the above transaction conditions, Enel SpA, as Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA if at least the following conditions were met: (i) the Transaction must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership share, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

As stated in Enel Generación’s Board meeting held on August 28, 2017, the Transaction could lead to the following potential benefits, among others: (i) simplifying Enel Chile’s ownership structure and eliminating potential conflicting interests between the electricity generation companies, namely, Enel Generación and Enel Green Power, by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to invest in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution; (iii) potential reduction of Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to invest in a company that would not be affected by such discount.

Through a letter dated August 25, 2017, Mr. Herman Chadwick Piñera, Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about the transaction proposed by Enel Chile.

In the significant event notice dated August 25, 2017, the Chairman of Enel Chile’s Board of Directors informed the SVS and the public in general, that the Board had unanimously decided to begin the analysis and development of the Transaction, and also described its main characteristics indicating that the Transaction’s approval, as a whole, would be subject to the procedures and requirements established by Title XVI of Law 18,046 the (“LSA”) as a related party transaction. Such significant event also made available to the public all communications between Enel Chile and Enel SpA related to the Reorganization that were made prior to such disclosure.  All communications were, at the time, submitted as confidential significant event notices to the SVS.

Through a letter dated August 25, 2017, Mr. Herman Chadwick Piñera, Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s Reorganization proposal.

During its meeting held on August 28, 2017, the Board of Directors of Enel Generación noted that board members Mr. Giuseppe Conti, Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, and Mr. Julio Pellegrini Vial had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Pursuant to article 44 and article 147, both of the LSA, Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A. and Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA.

In the significant event notice dated August 28, 2017, the Chairman of Enel Generación Board of Directors, Mr. Giuseppe Conti, informed the SVS and the public in general, that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the LSA.

Through a significant event notice dated September 1, 2017, the Company disclosed that its Board of Directors appointed Banchile Asesorías Financieras S.A. (“Banchile”) as Enel Generación’s independent evaluator (evaluador independiente) to prepare a report on the Reorganization. The Board of Directors determined that the independent evaluator must state whether the Transaction was in the Company’s best interest and whether its price, terms and conditions were on arm’s length terms at the time of its approval.

Similarly, the Company’s Directors’ Committee, at its extraordinary meeting held on September 1, 2017, unanimously agreed to appoint Asset Chile as an additional independent evaluator to issue a report including at least the following content: i) a description of the Transaction’s terms; ii) an analysis of the potential effects and impacts of the Transaction on Enel Generación, identifying: a) whether the Transaction is in the Company’s best interest and b) whether the Transaction prices, terms and conditions were on arm’s length terms at the time of its approval and; iii) other specific topics regarding the Transaction that the Directors’ Committee may expressly request be evaluated by the additional independent evaluator.

Enel Chile submitted a confidential inquiry to the SVS on October 13, 2017, with the purpose of clarifying certain aspects regarding the TO that could affect the decisions to be adopted by its Extraordinary Shareholders’ Meeting.  The inquiry asked the SVS whether it was permissible for the TO to require minority shareholders of Enel Generación that accept the offer to buy their shares to apply a portion of the cash to be received as payment for those Enel Generación shares to subscribe for newly issued shares of Enel Chile.  For this to be possible, Enel Chile’s shareholders’ meeting must have previously approved a capital increase of the Company in order to issue the new shares.

The SVS responded to Enel Chile with the Confidential Letter No 27,562 dated October 13, 2017, stating that based on the Securities Market Regulation and the Corporations Law, the structure described was permissible.

Furthermore, the Superintendence of Pensions (“SP”) responded to the inquiry submitted by Enel Chile dated September 26, 2017, with letter N° 24,211 dated October 24, 2017, all of the above duly disclosed by Enel Chile through a significant event notice dated October 24, 2017, the SP response letter stated that Chilean pensions funds may subscribe for newly issued Enel Chile shares as required by the TO, namely, having a portion of the TO price applied for the subscription of newly issued Enel Chile shares, provided that such subscription be conducted according to SP rules, as stated in the inquiry from Enel Chile.  Particularly, the SP stated that the mechanism to pay the pension funds must strictly comply with the simultaneous delivery versus payment requirement established by the Pension System Regulations Compendium Book IV, Title I, Letter A, Chapter V, V.2, number 1.

A significant event notice dated October 26, 2017 disclosed that Enel Generación’s Board of Directors, in a meeting held that same date, unanimously approved a revised structure of the Transaction taking into account the answers received from the SVS and the SP, which established that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that accept the offer to sell their shares in the TO must apply a portion of the price in cash to be received in the TO to subscribe and pay for newly issued Enel Chile shares.

The SVS informed Enel Generación, through Official Letter N°28, 883 dated October 26, 2017 that the Company’s approval of the Transaction must be carried out according to the Rules of article 147, numeral 4 of the LSA, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

Consequently, the approval of the Transaction, as a related party transaction, requires the unanimous approval by all directors that do not have an interest in the Transaction, or if not possible, requires being approved by two thirds of the shares with voting rights in an extraordinary shareholders’ meeting.

The significant event notice dated November 3, 2017 disclosed that Enel Generación’s Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

Lastly, and through a significant event notice of Enel Chile dated November 14, 2017, the Board of Enel Chile, released a collective pronouncement (available at its website) including the reasonable parameters that may justify the execution of the Transaction, within the guidelines and pre-established conditions for it, are as indicated below:

With respect to the TO for Enel Generación shares:

(i)       TO Price: Ch$ 590 per Enel Generación share

(ii)     Price of newly issued shares of Enel Chile in the capital increase: Ch$ 82 per Enel Chile share

(iii)    Based on the prices described above, an implicit exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación

(iv)   Based on the above, a TO price equal to Ch $590 per Enel Generación share, 40% of such TO price would be applied to subscribe for newly issued Enel Chile shares (assuming the exchange ratio is 7.19512 shares of Enel Chile for each share of Enel Generación) and 60% of the TO price would be received in cash by the shareholders of Enel Generación that accept the TO.

With respect to the Merger:

An exchange ratio of 15.80 Enel Chile shares for each Enel Green Power share, which is within the ranges determined by the independent evaluators referred to above.

Affidavit regarding my capacity as a member of the Board of Directors of Enel Generación and my relationship with the controlling shareholder.

  I hereby state that I am a member of the Board of Directors of Enel Generación, designated by the Board on its session held on August 28, 2017 replacing Director Francesco Buresti who had resigned, with the appointment being effective starting on that date, until the next Ordinary Shareholders Meeting, at which all the Board must be reelected.

  I hereby state that, as I declared at the Board meeting held on August 28, 2017, I have an interest in the Reorganization, according to the terms and provisions of article 147 of the LSA. I hereby state that I am employee of Enel Trade S.p.A,, a corporation that is part of the Enel S.p.A. group.

  I hereby state that I do not own, either directly or indirectly, any shares of stock of either the Company or of its controlling shareholder, Enel Chile.

Reports of the Independent Evaluators and report of the Directors’ Committee.

For the analysis and drafting of this Individual Statement, the following documents (hereinafter the "Reports") have been considered:

1. Banchile’s independent evaluator report, commissioned by the Board of Directors.

2. Asset Chile’s additional independent evaluator report, commissioned by the Directors´ Committee.

3. Report issued on November 9, 2017 by the Directors Committee of the Company in accordance with the terms and provisions of article 50 bis of the LSA.

Note that I attended presentations made by the independent evaluators, where I had the opportunity to ask the questions and make those suggestions that I considered necessary.

Below, I will refer to each of the Reports of the independent evaluators indicated above.

A. Independent Evaluator Report by Banchile appointed by the Board of Directors

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed Transaction.
  Analyzes the Transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs valuations of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the TO, comparing them to basic and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

Banchile concluded that the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO based on the strategic considerations and execution considerations summarized below.

Strategic considerations

Banchile sees the following benefits for the shareholders who accept the Transaction:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage, allowing it to reach significant growth in the medium and long term.
  Alignment of Interests: reduce the existing conflict of interest between Enel Generación and Enel Green Power.
  Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; but, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Deteriorated liquidity of Enel Generación shares after the TO.
  Enel Generación’s controlling shareholder will obtain additional corporate control (i.e. voting power>2/3)
  Potential loss of tax benefits if Enel Generación loses high stock market liquidity (presencia bursátil).

Execution considerations

Banchile considers the execution risks for Enel Generación shareholders to be minimized if the Enel Generación TO and the Enel Chile capital increase are carried out at the same time as the Merger.

In addition, the fact that the approvals occur concurrently (eg changes in the bylaws, approval of the related party transactions, TO and merger terms) minimize the uncertainty for those shareholders of Enel Generación who favor the Transaction.

However, the number of minority shareholders that subscribe in the capital increase may impact the execution of the Transaction:

1. If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.  This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the amount required by the TO

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Banchile’s report determines that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the price per share before the Transaction was announced, in other words, the price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 Enel Green Power share

The Banchile report does not provide a specific recommendation, since there was no final proposal of the Transaction, including its terms and conditions, particularly in relation to price, structure, and terms of exchange, at the time the Banchile report was prepared.

B. Independent Evaluator Report by Asset Chile appointed by the Board of Directors

The report prepared by Asset Chile contains, among others, the following analyses:

1.       Asset Chile’s opinion regarding the Transaction’s contribution to the Company’s best interest

2.       Whether the Transaction’s price, terms and conditions are on arm’s length terms at the time of its approval.

Asset Chile’s valuation of the Transaction obtained the following figures for Enel Generación and Enel Green Power:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” valuation method (“SOTP”) to Enel Chile.  Within this framework, the sum of parts value of Enel Chile is Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization is Ch$ 3,679 million (as of October 20, 2017). Asset Chile’s report also states that based on this market capitalization value, Enel Chile’s current holding discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios, stating that the exchange ratios are a function of several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept Enel Generación’s TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to provide shares for the TO, and the number of Enel Chile minority shareholders that exercise their merger withdrawal rights.

Asset Chile’s analysis is based on the following assumptions:

1. A 10% holding discount, similar to the holding discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding discount is assumed to not change as a result of this Transaction.

2. A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

3. No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise statutory merger dissenters’ withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 Enel Green Power share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the TO for the following reasons:

1. Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today. Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.

2. Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder. Therefore, Asset Chile believes the Transaction is positive for shareholders.

3. Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.

4. Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Analysis of the Transaction

In accordance with Article 147 of the LSA, in the order to approve a related party transaction, it must be in the best interest of the company and carried out at prices, terms and conditions prevailing in the market at the time of its approval. Based on the above mentioned, I will analyze the following aspects of the Transaction separately:

Best interest of Enel Generación

In my opinion, the Transaction would contribute to the social interest of Enel Generación and its shareholders. Below, I will explain the reasons that support my opinion, in addition to those indicated by both Banchile and Asset Chile, which I share and take into account.

The consolidation into a single company of complementary businesses in the energy industry would result in important strategic, commercial, and operational benefits. The inclusion of Enel Green Power as a vehicle for the generation of renewable non-conventional power would provide an attractive growth potential in the industry, through the largest renewable non-conventional power generation company in Chile.

The combination of a conventional power generation portfolio, non-conventional renewable generation and electric distribution would allow the combined company to diversify and offset the underlying risks of each business, also offering the opportunity to access a mixed exposure through a single vehicle for the investors.

The resulting merger between the leading companies in the conventional and non-conventional power generation, along with electrical distribution would allow Enel Chile become the absolute leader in its market. Its scope, diversified generation matrix and experience in the sector would allow it, among other aspects, to obtain several commercial benefits with suppliers related with contracting and negotiation empowerment.

Moreover, an enhanced integration between the group companies would allow the combination of several operations, reducing various types of duplicities and inefficiencies, in order to capture potential synergies in the medium term

Considering the final price, terms and conditions of the Reorganization stated in the pronouncement from the Board, issued today November 14, 2017, are indeed within the ranges indicated by the Independent Evaluators, I consider that price, terms and conditions of the Reorganization are in accordance with those prevailing in the market.

VI.               Conclusion.

In conclusion, in my capacity as member of the Board of Directors of Enel Generación Chile S.A., I consider that the Reorganization, in the terms and conditions described in this Individual Statement, indeed CONTRIBUTES TOWARD THE CORPORATE INTEREST OF THE COMPANY.

Fabrizio Barderi

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

November, 14  2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual statement about the corporate reorganization of Enel Chile S.A. - Elqui Project.

Of my highest consideration:

In relation to the corporate reorganization, which involves Enel Chile SA ("Enel Chile"), Enel Generación Chile SA (hereinafter, indistinctly "Enel Generación" or the “Company”) and Enel Green Power Latin América SA ("Enel Green "Power") (hereinafter, the “Reorganization” or the "Transaction”), I hereby issue an individual statement (hereinafter the "Individual Statement") as Director and member of the Board of Enel Generación, an open society duly registered at the Chilean Superintendence of Securities and Insurance ("SVS") under No. 0114, Tax Roll No. 91,081,000-6, constituted on December 1, 1943 which is granted at the Notary of Santiago de Chile from Don Luciano Hiriart Corvalán, whose extract was written on pages 61 and 65, Number N ° 19.440.113 of the Commercial Registry of Santiago in year 1944, and published in the Official Gazette on January 13, 1944.

During its session N° 1542 held on August 28, 2017, the Board of Directors of Enel Generación, noted that the transaction outlined in this pronouncement, constitutes a transaction between related parties, and subsequently,  subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act Law N° 18,046 ("LSA").

I.                    TRANSACTION

A. Description of the Transaction

As reported to the market, the Transaction consists in a corporate reorganization within the Enel Group, in which Enel Chile will acquire, by means of a merger (the "Merger") of Enel Green Power with and into Enel Chile, the non-conventional renewable energy generation assets that Enel Green Power owns in Chile.

The Transaction contemplates conditioning the Merger on the successful completion of a public tender offer ("TO"), being made by Enel Chile in order to acquire up to 100% of the Enel Generación shares currently owned by the minority shareholders of the latter. The terms and conditions of the TO include a condition that all the shareholders of Enel Generación that accept the offer must apply a portion of the cash to be received from Enel Chile as payment for their Enel Generación shares to subscribe and pay for newly issued shares of Enel Chile, charging to the payment of latter subscription price, part of the TO price.

The TO will be subject to the following conditions:

  The shareholders of Enel Chile and Enel Green Power must have approved the Merger in their respective Extraordinary Shareholders Meetings, and it must be enabled to be carried out without restrictions;

  The shareholders of Enel Generación must approve in the Extraordinary Shareholders Meetings an amendment to the bylaws of the Company that eliminates the provisions of Title XII of Decree Law (“DL”) 3,500/1980 regarding the 65% shareholder maximum concentration limit of issued capital and other shareholding restrictions included in such Title XII;

  The Extraordinary Shareholders Meeting of Enel Chile must have approved a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that accept the offer to sell their shares in the TO; and

  Enel Chile’s ownership share of Enel Generación must be more than 75% upon consummation of the TO.

In addition, Enel SpA, as Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA provided that, at least the following conditions were met: (I) the Transaction must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership share, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

B. Background of the Transaction:

Mr. Herman Chadwick Piñera, Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s Reorganization proposal through a letter dated August 25, 2017.

During its meeting held on August 28, 2017, the Board of Directors of Enel Generación noted that board members Mr. Giuseppe Conti, Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, and Mr. Julio Pellegrini Vial had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Pursuant to article 44 and article 147, both of the LSA, Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A. and Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA.

In the significant event notice dated August 28, 2017, the Chairman of Enel Generación Board of Directors, Mr. Giuseppe Conti, informed the SVS and the public in general, that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the LSA.

On September 1, 2017, the Company’s Board of Directors appointed Banchile Asesorías Financieras S.A. (“Banchile”) as Enel Generación’s independent evaluator (evaluador independiente) to prepare a report on the Reorganization. Similarly, the Company’s Directors’ Committee at its extraordinary meeting held on September 1, 2017, unanimously agreed to appoint Asset Chile as an additional independent evaluator. Each of the independent evaluators must submit a report regarding the Reorganization, indicating, in each case, whether the Reorganization contributes to the best interest of the Company and, additionally, whether it is consistent with the prevailing market terms and conditions.

Certain aspects of the structure of the Reorganization were submitted by Enel Chile to consultation with the SVS and the Superintendence of Pensions ("SP", in its Spanish acronym), on September 13 and 26, 2017, respectively.

Regarding the first inquiry submitted to the SVS, Enel Chile asked the SVS, among other things, to confirm that Enel Chile would be permitted, among the terms and conditions of the Enel Generación TO, a condition that all of the shareholders of Enel Generación that accept to sell their shares in the Enel Generación TO must allocate a part of the cash price to be paid in order to acquire newly issued shares pursuant to such subscription obligation.  By means of Official Letter N° 27,562 of October 13, 2017, the SVS informed Enel Chile that, pursuant to the regulations about the securities market and corporations (stock companies), the proposed transaction structure was permissible.

Regarding the second inquiry submitted, Enel Chile consulted with the SP in order to confirm if the Pension Funds Management Companies (AFP, in their Spanish acronym), acting on behalf of the Chilean pension funds that they manage, are not restricted in order to acquire first issue shares of Enel Chile within the context of the TO, by allocating part of the price to be received in cash for their Enel Generación shares toward subscribing Enel Chile shares. By means of Official Letter N° 24.211 of October 24, 2017, the SP indicated that the possibility that the pension funds acquiring newly issued shares of Enel Chile within the context of the TO would indeed be appropriate, where a part of the price of the TO is to be allocated toward paying for newly issued shares of Enel Chile, only inasmuch as the payment to their benefit is effectively consistent with the requirements of the regulations issued by the SP and to those indicated in the inquiry submitted by Enel Chile. The SP added that the payment mechanism to the benefit of the pension funds must comply strictly with the simultaneous delivery versus payment requirement contemplated under the Pension System Regulations Compendium (“Compendio de Normas del Sistema de Pensiones”) under Book IV, Title I, Letter A, Chapter V, V.2, number 1.

A significant event notice dated October 26, 2017 disclosed that Enel Generación’s Board of Directors, in a meeting held that same date, unanimously approved a revised structure of the Transaction taking into account the answers received from the SVS and the SP, which established that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that accept the offer to sell their shares in the TO must apply a portion of the price in cash to be received in the TO to subscribe and pay for newly issued Enel Chile shares.

The SVS informed Enel Generación, through Official Letter N° 28, 883 dated October 26, 2017, that the Company’s approval of the Transaction must be carried out according to the Rules of article 147, numeral 4 of the LSA, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

Consequently, the approval of the Transaction, as a related party transaction, requires the unanimous approval by all directors that do not have an interest in the Transaction, or if not possible, requires being approved by two thirds of the shares with voting rights in an extraordinary shareholders’ meeting.

The significant event notice dated November 3, 2017 disclosed that Enel Generación’s Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

On November 9, 2017, the Company’s Directors’ Committee issued a report, pursuant to the provisions of article 50 bis of the LSA, regarding the Transaction.

Lastly, and through a significant event notice of Enel Chile dated November 14, 2017, the Board of Enel Chile  released a collective pronouncement (available at its website) including the reasonable parameters that may justify the execution of the Transaction, within the guidelines and pre-established conditions for it, are as indicated below:

With respect to the TO for Enel Generación shares:

(i)       TO Price: Ch$ 590 per Enel Generación share

(ii)     Price of newly issued shares of Enel Chile in the capital increase: Ch$ 82 per Enel Chile share

(iii)    Based on the prices described above, an implicit exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación

(iv)   Based on the above, a TO price equal to Ch $590 per Enel Generación share, 40% of such TO price would be applied to subscribe for newly issued Enel Chile shares (assuming the exchange ratio is 7.19512 shares of Enel Chile for each share of Enel Generación) and 60% of the TO price would be received in cash by the shareholders of Enel Generación that accept the TO.

With respect to the Merger:

An exchange ratio of 15.80 Enel Chile shares for each Enel Green Power Latin America S.A. share, which is within the ranges determined by the independent evaluators and appraisers referred to above.

C. Objectives of the Reorganization:

As stated in Enel Generación’s Board meeting held on August 28, 2017, the Transaction could lead to the following potential benefits, among others: (i) simplifying Enel Chile’s ownership structure and eliminating potential conflicting interests between the electricity generation companies, namely, Enel Generación and Enel Green Power, by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to invest in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution; (iii) reducing Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to invest in a company that would not be affected by such discount.

II.                  Affidavit regarding my capacity as a member of the Board of Directors of Enel Generación and my relationship with the controlling stockholder.

  I hereby state that I am a member of the Board of Directors of Enel Generación, elected by its Ordinary Shareholders’ Meeting of April 27, 2016, and my election included the favorable vote of the controlling shareholder, Enel Chile, which such votes were decisive to my election as a member of the Board of Directors.

  I hereby state that, as disclosed in the Board of Directors meeting held on August 28, 2017, I have interest in the Transaction, pursuant to the provisions of article 147 of the LSA.

  I state that I do not own, either directly or indirectly, any shares of either the Company or its controlling shareholder, Enel Chile.

III.                Reports of the Independent Evaluators and Directors’ Committee

In the preparation and analysis of this Individual Statement, I have taken into account the following documents (hereinafter the "Reports of Independent Evaluators"):

1. Banchile’s independent evaluator report, commissioned by the Board of Directors, dated November 3, 2017.

2. Asset Chile’s additional independent evaluator report, commissioned by the Independent Directors Committee, dated November 3, 2017

Prior to the date of issuance of the Reports of Independent Evaluators, I attended presentations made by the independent evaluartor, Banchile, and by the independent evaluator, Asset Chile. I had the opportunity to ask the questions and make those suggestions that I considered necessary.

Additionally, I have considered the report issued on November 9, 2017 by the Company’s Directors’ Committee pursuant to the provisions of article 50 bis of the LSA.

Below, I refer to each of the Reports of Independent Evaluators:

A. Independent Evaluator Report by Banchile appointed by the Board of Directors

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed Transaction.
  Analyzes the Transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs valuations of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the TO, comparing them to basic and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

Banchile concluded that the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO based on the strategic considerations and execution considerations summarized below.

Strategic considerations

Banchile sees the following benefits for the shareholders who accept the Transaction:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage, allowing it to reach significant growth in the medium and long term.
  Alignment of Interests: reduce the existing conflict of interest between Enel Generación and Enel Green Power.
  Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; but, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Deteriorated liquidity of Enel Generación shares after the TO.
  Enel Generación’s controlling shareholder will obtain additional corporate control (i.e. voting power>2/3)
  Potential loss of tax benefits if Enel Generación loses high stock market liquidity (presencia bursátil).

Execution considerations

Banchile belief, the simultaneous execution of the TO by Enel Generación and the capital increase of Enel Chile, with the Merger, minimizes the risks for the shareholders of Enel Generación regarding the successful execution of the Transaction. In addition, the fact that the approvals occur concurrently (e.g., changes in the bylaws, approval of the related party transactions, TO and merger terms) also minimize the uncertainty for those shareholders of Enel Generación who vote in favor of the proposed Transaction.

However, the number of minority shareholders that subscribe in the capital increase may impact the implementation of the Transaction:

1. If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.  This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the amount required by the TO.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Banchile’s report determines that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the price per share before the Transaction was announced, in other words, the price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 Enel Green Power share

Banchile’s report states that within the ranges recommended, the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO.

B. Independent Evaluator Report by Asset Chile appointed by the Board of Directors

The report prepared by Asset Chile contains, among others, the following analyses:

-       Asset Chile’s opinion regarding the Transaction’s contribution to the Company’s best interest

-       Whether the Transaction’s price, terms and conditions are on arm’s length terms at the time of its approval.

Asset Chile’s valuation of the Transaction obtained the following figures for Enel Generación and Enel Green Power:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” valuation method (“SOTP”) to Enel Chile.  Within this framework, the sum of parts value of Enel Chile is Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization is Ch$ 3,679 million (as of October 20, 2017). Asset Chile’s report also states that based on this market capitalization value, Enel Chile’s current holding discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios, stating that the exchange ratios are a function of several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept Enel Generación’s TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to provide shares for the TO, and the number of Enel Chile minority shareholders that exercise their merger withdrawal rights.

Asset Chile’s analysis is based on the following assumptions:

  A 10% holding discount, similar to the holding discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding discount is assumed to not change as a result of this Transaction.

  A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

  No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise statutory merger dissenters’ withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 Enel Green Power share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the TO for the following reasons:

  Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today. Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.
  Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder. Therefore, Asset Chile believes the Transaction is positive for shareholders.
  Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.
  Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Asset Chile’s report states that at the date of delivery of the report, they had not received the final proposal of the Transaction, its terms, conditions and particularly its prices, components and exchange ratios from Enel Chile. Therefore, it is not possible for them to have an opinion on the matter. But, if the final offer (TO) is within the range mentioned above, Asset Chile believes the Transaction would be on arm’s length terms for this type of transaction.

IV.               Best interest of Enel Generación and market conditions

The criteria established by Article 147 of the LSA in the order to approve a related party transaction states that the transaction must be in the best interest of the company and be carried out at prices, terms and conditions prevailing in the market at the time of its approval.

Based on the above mentioned, the following aspects of the Transaction are analyzed separately:

A. Best interest of the Company

The best interest of the Company is identified as the common interest of all the shareholders of the Company, aiming to distribute within themselves, the benefits resulting from the transaction, developed and duly authorized through its corporate purpose. The aforementioned interest is common to all shareholders, and should prevail over the individual interest of one or more particular shareholders, including the controlling shareholder.

The purpose of this Individual Statement is to determine whether the Transaction contributes to the best interest of Enel Generación, allowing the shareholders of the latter to increase their profits from the operations, reducing the risk of future losses. In my opinion, the Transaction would contribute to the best interest of Enel Generación and its shareholders for the reasons below explained.

As stated by Banchile report, I share the opinion regarding the benefits for Enel Generación shareholders who decide to accept the TO, such as diversification by investing in a company that combines generation and distribution assets, growth, aligning interests with controlling shareholder and reducing the holding discount.

Furthermore, as Asset Chile concluded, the TO represents an opportunity for the shareholders who accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders who accept the TO will align their interests to those of the controlling shareholder.  Therefore, the Transaction would be positive for shareholders.

In this context, aligning the interests of the controller for Enel Chile and Enel Generación in a single investment vehicle would reduce potential conflicts, also increasing transparency against the market.

Likewise, the minority interests of Enel Chile and Enel Generación will be also consolidated in a single vehicle, which would reduce any potential portfolio conflicts and certain costs related to corporate decisions.

Furthermore, the combination of a conventional power generation portfolio, non-conventional renewable generation and electric distribution would allow the combined company to diversify and offset the underlying risks of each business, also offering the opportunity to access a mixed exposure through a single vehicle for the investors.

The above would allow Enel Chile become the market leader in the conventional and non-conventional power generation along with electrical distribution. Its scope, diversified generation matrix and experience in the sector would allow it, among other aspects, to obtain several commercial benefits with suppliers related with contracting and negotiation empowerment.

Lastly, an enhanced integration between the group companies would allow to merge several transactions, reducing various types of duplicities and inefficiencies, in order to capture potential synergies in the medium term.

B. Market price and other terms and conditions

Whereas the price, terms and final conditions of the Transaction, duly informed to the market through the significant event notice of Enel Chile dated November 14, 2017, within the ranges indicated by the independent evaluators, I consider that the price, terms and conditions of the Transaction are in line with those prevailing in the market.

V.                 Conclusion.

In conclusion, in my capacity as member of the Board of Directors of Enel Generación Chile S.A., I consider that the Reorganization, in the terms and conditions described in the present Individual Statement, indeed CONTRIBUTES TOWARD THE BEST INTEREST OF THE COMPANY.

Julio Pellegrini Vial

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD MEMBER.

Santiago, November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams,

In my capacity as member of the Board of Directors of Enel Generación Chile S.A. (hereinafter “Enel Generación” or the “Company”), and regarding the corporate reorganization of which Enel Chile S.A. (“Enel Chile”), Enel Generación and Enel Green Power Latin América S.A. (“Enel Green Power”) are members (hereinafter, the “Reorganization” or the “Transaction”), I hereby issue an individual opinion (hereinafter the “Individual Statement”).

I.                    Description and Objectives of the Reorganization.

According to information previously disclosed to the public, the Reorganization consists of a corporate reorganization of a part of the Enel Group. Through this reorganization, Enel Chile will acquire, by means of a merger (the “Merger”) of Enel Green Power with and into Enel Chile, the non-conventional renewable energy generation assets that Enel Green Power owns in Chile.

The Reorganization contemplates the Merger is conditioned to a declaration of success of the Enel Generación Tender Offer of Shares (“TO”), to be carried out by Enel Chile with the purpose of acquiring up to 100% of the shares issued by Enel Generación owned by the minority shareholders of the latter. The terms and conditions of the TO will consider as a condition precedent toward its success, that the totality of the shareholders of Enel Generación that accept to sell their shares in the TO allocate a part of the price that they will receive in cash toward the acquisition of first issue shares of Enel Chile, imputing part of the price of the TO toward paying the subscription price for these latter shares.

Furthermore, the TO will be subject to the following conditions:

a) The shareholders of Enel Chile and Enel Green Power must have approved the Merger and it must be enabled to be carried out without restrictions; b)The shareholders of Enel Generación must approve an amendment to the bylaws of the Company that eliminates the provisions of Title XII of Decree Law (“DL”) 3,500/1980 regarding the 65% shareholder maximum concentration limit of issued capital and other shareholding restrictions included in such Title XII; c) The shareholders of Enel Chile must have approved in an extraordinary shareholders meeting, a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that accept the offer to sell their shares in the TO; and d) Enel Chile’s ownership share of Enel Generación must be more than 75% upon consummation of the TO.

Finally, Enel SpA, as Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA if at least the following conditions were met: (i) the Transaction must be carried out on arm’s length terms, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership share, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

Regarding the objectives of the transaction, as stated in Enel Generación’s Board meeting held on August 28, 2017, the Transaction could lead to the following potential benefits, among others: (i) simplifying Enel Chile’s ownership structure and eliminating potential conflicting interests between the electricity generation companies, namely, Enel Generación and Enel Green Power, by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to invest in a single company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution; (iii) potential reduction of Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to invest in a company that would not be affected by such discount.

II.                  Relevant Background Information

Mr. Herman Chadwick Piñera, Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s reorganization proposal through a letter dated August 25, 2017.

During its meeting held on August 28, 2017, the Board of Directors of Enel Generación noted that board members Mr. Giuseppe Conti, Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, and Mr. Julio Pellegrini Vial had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Pursuant to article 44 and article 147, both the Chilean Corporations Act Law N° 18,046 ("LSA")., Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A. and Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA.

In the significant event dated August 28, 2017, the Chairman of Enel Generación Board of Directors, Mr. Giuseppe Conti, informed the SVS and the public in general, that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the LSA.

On September 1, 2017, the Board of Directors of Enel Generación agreed to appoint Banchile Asesorías Financieras S.A. (“Banchile”) as an Independent Evaluator. In addition, the Directors’

Committee agreed to appoint Asset Chile as an Independent Evaluator. Each of them must submit a report regarding the Reorganization, indicating, in each case, whether the Reorganization contributes to the best interest of the Company and, additionally, whether it is consistent with the prevailing market terms and conditions.

Certain aspects of the structure of the Reorganization were submitted by Enel Chile with the SVS and the Superintendence of Pensions ("SP", in its Spanish acronym) for consultation, on September 13 and 26, 2017, respectively.

Regarding the first inquiry submitted to the SVS, Enel Chile asked the Superintendence, among other things, to confirm that Enel Chile would be permitted, among the terms and conditions of the Enel Generación TO, a condition that all of the shareholders of Enel Generación that accept to sell their shares in the Enel Generación TO must allocate a part of the cash price to be paid in order to acquire newly issued shares pursuant to such subscription obligation.  By means of Official Letter N° 27,562 of October 13, 2017, the SVS informed Enel Chile that, pursuant to the regulations about the securities market and corporations (stock companies), the proposed transaction structure was permissible.

Regarding the second inquiry submitted, Enel Chile consulted with the SP in order to confirm if the Pension Funds Management Companies (AFP, in their Spanish acronym), acting on behalf of the Chilean pension funds that they manage, are not restricted in order to acquire first issue shares of Enel Chile within the context of the TO, by allocating part of the price to be received in cash for their Enel Generación shares toward subscribing Enel Chile shares. By means of Official Letter N° 24.211 of October 24, 2017, the SP indicated that the possibility that the pension funds acquiring newly issued shares of Enel Chile within the context of the TO would indeed be appropriate, where a part of the price of the TO is to be allocated toward paying for newly issued shares of Enel Chile, only inasmuch as the payment to their benefit is effectively consistent with the requirements of the regulations issued by the SP and to those indicated in the inquiry submitted by Enel Chile. The SP added that the payment mechanism to the benefit of the pension funds must comply strictly with the simultaneous delivery versus payment requirement contemplated under the Pension System Regulations Compendium (“Compendio de Normas del Sistema de Pensiones”) under Book IV, Title I, Letter A, Chapter V, V.2, number 1.

A significant event notice dated October 26, 2017 disclosed that Enel Generación’s Board of Directors, in a meeting held that same date, unanimously approved a revised structure of the Transaction taking into account the answers received from the SVS and the SP, which established that the consideration to be paid in the TO would be cash only, subject to the condition that all shareholders of Enel Generación that accept the offer to sell their shares in the TO must apply a portion of the price in cash to be received in the TO to subscribe and pay for newly issued Enel Chile shares.

Through Official Letter N°28, 883 dated October 26, 2017, the SVS informed Enel Generación that the Company’s approval of the Transaction must be carried out according to the Rules of article 147, numeral 4 of the LSA, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

Therefore, in order to approve the Reorganization as a related party transaction, the Reorganization must be submitted to the unanimous approval of those Company board members that do not have an interest in the Transaction, and, should they not unanimously approve it, it must be approved by an Extraordinary Shareholders’ Meeting of the Company, by two-thirds (2/3) of its issued shares with voting rights.

The significant event notice dated November 3, 2017 disclosed that Enel Generación’s Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

On November 9, 2017, the Company’s Directors’ Committee issued a report, pursuant to the provisions of article 50 bis of the LSA, regarding the Transaction.

Lastly, on November 14, 2017, Enel Chile published a collective statement issued by its Board of Directors as of that same date, in which Enel Chile’s Board of Directors established the following parameters that would justify the execution of the Transaction: (A) With respect to the TO for the shares issued by Enel Generación: (i) a price per Enel Generación share of Ch$ 590; (ii) a price per Enel Chile share of Ch$ 82 Chilean pesos, which will also be the price for the capital increase of Enel Chile; (iii) based on the above, an implicit exchange ratio of 7.19512 Enel Chile shares for each Enel Generación share; (iv) based on the above, a price equal to Ch $590 per Enel Generación share, 40% of such price would be applied to subscribe for newly issued Enel Chile shares (assuming the exchange ratio is 7.19512 shares of Enel Chile for each share of Enel Generación) and 60% of the price would be received in cash by the shareholders of Enel Generación that accept the TO;  and (B) With respect to the Merger, an exchange ratio of 15.8 Enel Chile shares for each Enel Green Power share.

III.                Affidavit regarding my capacity as a board member of Enel Generación and the relationship with the controlling shareholder.

1.      I hereby state that I am a member of the Board of Directors of Enel Generación, elected by its Ordinary Shareholders’ Meeting held on April 27, 2016, and that my election included the favorable vote of the controlling shareholder, Enel Chile, which such votes were decisive to my election as a member of the Board of Directors.

2.      I hereby state that I do not own, either directly or indirectly, any share of stock of either the Company or of its controlling shareholder, Enel Chile.

3.      I hereby state that I am an employee of Enel Green Power S.p.A. and I own shares of Enel S.p.A.

IV.               Reports from Independent Evaluators and the Directors’ Committee.

In the preparation and analysis of this Individual Opinion, I have taken into account the following documents (hereinafter the "Reports of Independent Evaluators"):

(a) Banchile’s independent evaluator report dated November 3, 2017

(b) Asset Chile additional independent evaluator report dated November 3, 2017

Also, I would call the attention to the fact that, prior the issuance date of the Reports of Independent Evaluators, I had the opportunity to attended presentations made by the independent evaluator, Banchile, and by the independent evaluator, Asset Chile, and had the opportunity to ask the questions and make those suggestions that I considered necessary.

Below, I refer to each of the Reports of Independent Evaluators:

(a) Report by Banchile

The report prepared by Banchile performs, among others, the following tasks:

  Describes the proposed Transaction.
  Analyzes the Transaction’s rationale and potential impact relevant to Enel Generación shareholders.
  Evaluates the considerations and potential risks related to the execution of the Transaction.
  Performs valuations of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the TO, comparing them to basic and market valuations.
  Verifies the conditions precedent determined by Enel Chile.

Banchile concluded that the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO based on the strategic considerations and execution considerations summarized below.

Strategic considerations

Banchile sees the following benefits for the shareholders who accept the Transaction:

  Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.
  Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage, allowing it to reach significant growth in the medium and long term.
  Alignment of Interests: reduce the existing conflict of interest between Enel Generación and Enel Green Power.
  Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; but, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the TO. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

  Deteriorated liquidity of Enel Generación shares after the TO.
  Enel Generación’s controlling shareholder will obtain additional corporate control (i.e. voting power>2/3)
  Potential loss of tax benefits if Enel Generación loses high stock market liquidity (presencia bursátil).

Execution considerations

Banchile belief, that the fact of simultaneous execution of the TO by Enel Generación and the capital increase of Enel Chile, with the Merger, minimizes the risks for the shareholders of Enel Generación regarding the successful execution of the Transaction. In addition, the fact that the approvals occur concurrently (e.g., changes in the bylaws, approval of the related party transactions, TO and merger terms) also minimize the uncertainty for those shareholders of Enel Generación who vote in favor of the proposed Transaction.

However, the number of minority shareholders that subscribe in the capital increase may impact the implementation of the Transaction:

1. If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.  This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the amount required by the TO.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Banchile’s report determines that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the price per share before the Transaction was announced, in other words, the price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 Enel Green Power share

Banchile’s report states that within the ranges recommended, the Transaction would contribute to the best interest of Enel Generación shareholders who accept the TO.

(b) Report by Asset Chile

The report prepared by Asset Chile contains, among others, the following analyses:

-          Asset Chile’s opinion regarding the Transaction’s contribution to the Company’s best interest

-          Whether the Transaction’s price, terms and conditions are on arm’s length terms at the time of its approval.

Asset Chile’s valuation of the Transaction obtained the following figures for Enel Generación and Enel Green Power:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” valuation method (“SOTP”) to Enel Chile.  Within this framework, the sum of parts value of Enel Chile is Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization is Ch$ 3,679 million (as of October 20, 2017). Asset Chile’s report also states that based on this market capitalization value, Enel Chile’s current holding discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios, stating that the exchange ratios are a function of several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept Enel Generación’s TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to provide shares for the TO, and the number of Enel Chile minority shareholders that exercise their merger withdrawal rights.

Asset Chile’s analysis is based on the following assumptions:

  A 10% holding discount, similar to the holding discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding discount is assumed to not change as a result of this Transaction.

  A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

  No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise statutory merger dissenters’ withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 Enel Green Power share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the TO for the following reasons:

  Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today. Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.
  Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder. Therefore, Asset Chile believes the Transaction is positive for shareholders.
  Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.
  Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Regarding the analysis of whether the Transaction is being conducted on arm’s length terms, Asset Chile’s report states that at the date of delivery of the report, they had not received the final proposal of the Transaction, its terms, conditions and particularly its prices, components and exchange ratios from Enel Chile. Therefore, it is not possible for them to have an opinion on the matter. But, if the final offer (TO) is within the range mentioned above, Asset Chile believes the Transaction would be on arm’s length terms for this type of transaction.

V.                 Best interest of Enel Generación and market conditions

According to article 147 of the LSA, a corporation may only execute transactions with related parties when their purpose is to contribute to the best interest and when their price, terms and conditions are those prevailing in the market at the time of approval. Based on the above mentioned, the following aspects of the Transaction are analyzed separately.

a. Best interest of the Company

It may be understood that the best interest is equated to the common interest that all shareholders have in participating in the Company with the main objective to distribute among themselves the benefits arising from the transaction developed by it, in accordance with its corporate purpose. Therefore, it is an interest that is common to all shareholders, which must prevail over individual interests that might concern one or more shareholders individually.

In accordance with the above, it should be determined whether the Reorganization effectively contributes to the best interest of Enel Generación, by allowing the Company shareholders to increase their profits derived from the Company’s corporate purpose, while at the same time diminishing the risk of assuming future losses.

I believe that the Reorganization would contribute to the best interest of Enel Generación and its shareholders, for the following reasons:

-          Banchile and Asset Chile delivered their reports and assessments in ranges that were similar, and generally agreed on the main terms of the transaction to contribute to the best interest of Enel Generación.

-          The combination of conventional and renewable generation companies has significant advantages at the time of capturing significant medium and long-term growth opportunities provided by non-conventional renewable energy (NCRE), while maintaining the security and stability implied in the energy base. Combining complementary technologies would create a stronger company, both operationally and commercially.

-          I share the Directors’ Committee’s opinion that the condition that Enel Generación shareholders who accept the TO must apply a portion of the cash to be received from Enel Chile for their Enel Generación shares to subscribe and pay for newly issued Enel Chile shares would allow Enel Generación shareholders participating in the TO to capture a part of the value created by the Transaction and simultaneously obtain a premium above the current market value of Enel Generación.

b. Market prices, terms and conditions.

Considering that the final price, terms and conditions of the Reorganization disclosed to the market in the significant event notice dated November 14, 2017 are indeed within the ranges indicated by the Independent Appraisers, I consider that price, terms and conditions of the Reorganization are in accordance with those prevailing in the market.

VI.               Conclusion.

In conclusion, in my capacity as member of the Board of Directors of Enel Generación Chile S.A., I consider that the Reorganization, in the terms and conditions described in the present Individual Statement, indeed CONTRIBUTES TOWARD THE BEST INTEREST OF THE COMPANY.

Umberto Magrini

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS.

November 14, 2017

Directed to the

Shareholders of Enel Generación Chile S.A.

Ref: Individual Statement regarding the Corporate Reorganization of Enel Chile S.A.

Dear Sirs and Madams,

As a board member of Enel Generación Chile S.A. (hereinafter “Enel Generación” or the “Company”), and regarding the corporate reorganization of which Enel Chile S.A. (“Enel Chile”) Enel Generación and Enel Green Power Latin America S.A. (“Enel Green Power”) are members (hereinafter, the “Reorganization” or the “Transaction”), I hereby issue an individual opinion (hereinafter the “Individual Statement”).

Enel Generación is a publicly held limited liability stock corporation  registered with the Securities Register of the Superintendence for Securities and Insurance (“SVS”, in its Spanish acronym) under Registration No. 0114, Taxpayer ID N° 91.081.000-6, incorporated by virtue of the public deed dated December 1, 1943, executed before the Santiago Notary Public’s Office of Mr. Luciano Hiriart C., whose abstract was registered on sheet 61 and 65, Number 19.440.113 of the Santiago Register of Commerce corresponding to the year 1944, and published in the Official Gazette of January 13, 1944.

The Company’s Board of Directors, in its meeting held on August 28, 2017, stated that the Reorganization constitutes an operation between related parties (“OPR”, in its Spanish acronym), and that, as such, it is subject to the regulations established under Title XVI of Law 18,046 (the “Chilean Corporations Act”).

1. The Reorganization.

i)                    General description.

According to information previously released to the public, the Reorganization consists of a corporate reorganization of a part of the Enel Group. Through this reorganization, Enel Chile will acquire, by means of a merger (the “Merger”) of Enel Green Power with and into Enel Chile, the non-conventional renewal energy generation assets that Enel Green Power owns in Chile.

The Transaction contemplates conditioning the Merger on the successful completion of a tender offer (“TO”) to be carried out by Enel Chile with the purpose of acquiring up to 100% of the shares issued by Enel Generación owned by the minority shareholders of the latter. The terms and conditions of the TO will consider as a condition precedent that all of the shareholders of Enel Generación that accept to sell their shares in the TO apply a portion of the price that they will receive in cash to subscribe and pay for newly issued shares of Enel Chile.

The success of the TO shall be subject to the following conditions:

a)       The shareholders of Enel Chile and Enel Green Power must have approved the Merger at their respective Extraordinary Shareholders’ Meeting, and that there would be no restrictions for it to be executed;

b)       The shareholders of Enel Generación must have approved at its extraordinary shareholder’ meeting, an amendment to Enel Generación’s bylaws to eliminate the provisions of Title XII of D.L. 3.500 of 1980, including the 65% stock ownership maximum limit of the issued capital, and other restrictions;

c)       The shareholders of Enel Chile at its extraordinary shareholders’ meeting must have approved a capital increase that would permit reaching a sufficient number of shares to be subscribed by the shareholders of Enel Generación that would accept selling their shares in the TO; and

d)       That, as a result of the TO, Enel Chile reaches a shareholding in Enel Generación more than 75%.

Additionally, Enel SpA, Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA, provided that at least the following conditions were met: (i) the Transaction must be carried out at arms’ length, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership interest in Enel Chile, when the process concludes, must be similar to its current ownership interest, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

ii)      Background.

The Reorganization was initiated on August 25, 2017, by virtue of a letter forwarded on that day by Mr. Herman Chadwick P., Chairman of Board of Directors of Enel Chile, to the Chairman of the Board of Enel Generación, notifying Enel Generación about Enel Chile’s Reorganization proposal.

Enel Generación’s Board of Directors, at its meeting held on August 28, 2017, stated on record that the board members Mr. Giuseppe Conti, Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, and Mr. Julio Pellegrini Vial had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Pursuant to article 44 and article 147, both of the Chilean Corporations Act, Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A. and Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA.

Though a significant event notice dated August 28, 2017, the Board of Directors of Enel Generación communicated to the market and to the SVS that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the Chilean Corporations Act.

On September 1, 2017, the Company’s Board of Directors appointed Banchile Asesorías Financieras S.A. (“Banchile”) as Enel Generación’s independent evaluator (evaluador independiente) to prepare a report on the Reorganization. Similarly, the Company’s Directors’ Committee at its extraordinary meeting held on September 1, 2017, unanimously agreed to appoint Asset Chile as an additional independent evaluator. Each of the independent evaluators must submit a report regarding the Reorganization, indicating, in each case, whether the Reorganization contributes to the best interest of the Company and, additionally, whether it is consistent with the prevailing market terms and conditions.

Certain aspects of the structure of the Reorganization were submitted by Enel Chile to consultation with the SVS and the Superintendence of Pensions ("SP", in its Spanish acronym), on September 13 and 26, 2017, respectively.

In the inquiry submitted to the SVS, Enel Chile asked that SVS, among other things, to confirm that Enel Chile would be permitted, among the terms and conditions of the Enel Generación TO, a condition that all of the shareholders of Enel Generación that accept to sell their shares in the Enel Generación TO must allocate a part of the cash price to be paid in order to acquire newly issued shares pursuant to such subscription obligation. Enel Chile would retain that portion of the price in order to pay the subscription of its newly issued shares that must be subscribed according to such obligation.  By means of Official Letter N° 27,562 of October 13, 2017, the SVS informed Enel Chile that, pursuant to the regulations about the securities market and corporations (stock companies), the proposed transaction structure was permissible.

Regarding the second inquiry submitted, Enel Chile consulted with the SP in order to confirm if the Pension Funds Management Companies (AFP, in their Spanish acronym), acting on behalf of the Chilean pension funds that they manage, are not restricted in order to acquire first issue shares of Enel Chile within the context of the TO, by allocating part of the price to be received in cash for their Enel Generación shares toward subscribing Enel Chile shares. By means of Official Letter N° 24.211 of October 24, 2017, the SP indicated that the possibility that the pension funds acquiring newly issued shares of Enel Chile within the context of the TO would indeed be appropriate, where a part of the price of the TO is to be allocated toward paying for newly issued shares of Enel Chile, only inasmuch as the payment to their benefit is effectively consistent with the requirements of the regulations issued by the SP and to those indicated in the inquiry submitted by Enel Chile. The SP added that the payment mechanism to the benefit of the pension funds must comply strictly with the simultaneous delivery versus payment requirement contemplated under the Pension System Regulations Compendium (“Compendio de Normas del Sistema de Pensiones”) under Book IV, Title I, Letter A, Chapter V, V.2, number 1.

Through a significant event notice issued by the Company on October 26, 2017, the Board of Directors of Enel Generación informed the SVS and the market the fact that it become aware of the new structure of the Reorganization that took into account the responses of the SVS and the SP to the inquiries filed by Enel Chile, in that the TO shall be conducted exclusively in cash; and that such TO shall contemplate, among its terms and conditions, a condition precedent that all of the shareholders of Enel Generación that accept to sell their shares in the TO must allocate a portion of the price that they will receive in cash toward subscribing and paying for newly issued shares of Enel Chile, imputing a portion of the price of the TO toward paying the subscription price for the shares of Enel Chile.

Through the Official Letter N°28,883 dated October 26, 2017, the SVS indicated to the Company that Enel Generación must consider the Reorganization approval as an OPR pursuant to the regulations established under numeral 4 of article 147 of the Chilean Corporations Act; namely, to have the OPR be approved by the unanimous vote of the non-involved board members, or, in lack thereof, by an Extraordinary Shareholders’ Meeting.

Therefore, in order to approve the Reorganization as an OPR, it must be submitted to the unanimous approval of those board members of the Company that do not have an interest in the Transaction, and, should they not unanimously approve it, it must be approved by an Extraordinary Shareholders’ Meeting of Enel Generación, by two-thirds (2/3) of its issued shares with voting rights.

By means of a significant event notice dated November 3, 2017, it was reported that the Board of Directors of Enel Generación received the final reports prepared and issued by each of the independent evaluators, Banchile and Asset Chile, and also that such reports were reported to the SVS and to the market by their publication in the Company’s website.

On November 9, 2017, the Company’s Directors’ Committee issued a report, pursuant to the provisions of article 50 bis of the Chilean Corporations Act, regarding the Transaction.

Lastly, on November 14, 2017, Enel Chile published a collective statement issued by its Board of Directors as of that same date, in which the Enel Chile’s Board of Directors considered that reasonable parameters that would justify the execution of the Transaction, among the pre-established guidelines and conditions for it, which are the followings:

(i)       With respect to the TO for the shares issued by Enel Generación:

-          a price per Enel Generación share of 590 Chilean pesos;

-          a price per Enel Chile share of 82 Chilean pesos that will be the price at which the capital increase for first issue shares of Enel Chile;

-          based on the above, an implicit exchange ratio of 7.19512 Enel Chile shares for each Enel Generación share; and

-          since the price for the TO was established in 590 Chilean pesos per share, 40% of that price would be allocated for the subscription of Enel Chile first issue shares (based on the exchange ratio of 7.19512 Enel Chile shares for each Enel Generación share) and 60% would be received in cash by the Enel Generación’ shareholders which participate in the TO.

(ii)                 With respect to the Merger, an exchange ratio of 15.8 Enel Chile shares for each Enel Green Power share.

iii)    Objectives.

As stated in Enel Generación’s board meeting held on August 28, 2017, carrying out the Transaction could lead to the following potential benefits, among others: (i) simplifying Enel Chile’s ownership structure and eliminating potential conflicting interests between the electricity generation companies, namely, Enel Generación, and Enel Green Power by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to participate in only one company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution; (iii) reducing Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to participate in a company that would not be affected by such discount.

2. Statement on my capacity as a Director of Enel Generación and my relationship to the controlling shareholder.

  I hereby state that I am a director of Enel Generación, elected by its Ordinary Shareholders’ Meeting of April 27, 2016, and my election included the favorable vote of the controlling shareholder, Enel Chile, which such votes were decisive to my election as a member of the Board of Directors.

  I hereby state that, at the Company’s board meeting held on April 28, 2016, I was elected as Chairman of the Board of the Company.

  I hereby state that, as I so stated at the board meeting held on August 28, 2017, I have a special interest in the Reorganization according to the terms and provisions of article 147 of the Chilean Corporations Act.

  I hereby state that I do not own, either directly or indirectly, any share of either the Company or of its controlling shareholder, Enel Chile.

3. Reports of the Independent Evaluators and report of the Directors’ Committee.

The following documents (hereinafter the "Reports") have been considered for the analysis and drafting of this Individual Statement:

a.       Report of the independent evaluator appointed by the Board Directors of the Company – Banchile.

b.       Report of the independent evaluator appointed by the Company’s Directors’ Committee – Asset Chile.

Prior to the date of issuance of the reports of the independent evaluators, I have attended presentations made by Banchile, where I was able to ask questions and make those suggestions that I considered necessary.

Additionally, for my own analysis and opinion, I have taken into consideration the report issued by the Company’s Directors’ Committee dated November 9, 2017.

I refer to the content of each of such Reports in the following:

(i)           Report of the Independent Evaluator appointed by the Company’s Board of Directors - Banchile.

The report prepared by Banchile performs, among others, the following tasks:

1.       Describes the proposed Transaction.

2.       Analyzes the Transaction’s rationale and potential impact relevant to Enel Generación shareholders.

3.       Evaluates the considerations and potential risks related to the execution of the Transaction.

4.       Performs valuations of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the TO, comparing them to basic and market valuations.

5.       Verifies the conditions precedent determined by Enel Chile.

In the opinion of Banchile, the Transaction would contribute to the best interest of those shareholders of Enel Generación that will accept the TO; a conclusion that Banchile has reached based on strategic and execution considerations, as summarized herein below.

Strategic considerations

In the opinion of Banchile, those shareholders participating in the Transaction would accrue the following benefits:

1.       Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.

2.       Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage, allowing it to reach significant growth in the medium and long term.

3.       Alignment of Interests: reduce the existing conflict of interest between Enel Generación and Enel Green Power.

4.       Holding company discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding company discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; but, the probability of such scenario and the magnitude of the reduction are unpredictable.

Nevertheless, in the opinion of Banchile, the Transaction is not neutral for those shareholders of Enel Generación that decide not to participate in the TO. Those shareholders that remain in Enel Generación may be affected, mainly by:

1.       Impaired liquidity of the Enel Generación share after the TO.

2.       Enel Generación’s controlling shareholder will obtain additional corporate control (i.e. voting power>2/3)

3.       Potential loss of tax benefits if Enel Generación loses high stock market liquidity (presencia bursátil).

Execution considerations

In Banchile’s opinion, the fact that the TO and Enel Chile’s capital increase are executed simultaneously to the Merger minimizes the execution risks for the shareholders of Enel Generación. Moreover, the fact that the approvals occur concurrently (e.g., changes in the bylaws, approval of the related party transactions, TO and merger terms) also minimize the uncertainty for those shareholders of Enel Generación who vote in favor of the proposed Transaction.

However, in Banchile’s opinion, the subscription level of minority shareholders in the capital increase can impact the execution of the Transaction:

1.       A higher subscription level of Enel Chile shareholders would dilute the position of Enel SpA in Enel Chile.

2.       Such impact may be mitigated by defining a maximum level of subscription as a condition precedent or by increasing the size of the capital increase above the required amount for the TO.

Regarding the analysis of whether the Transaction is being conducted on arms’ length terms, the report indicates the following valuation ranges, which, according to Banchile’s analysis, reflect the current market conditions for each company within the context of the Transaction:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Share price	Ch$541	Ch$579	Ch$1,223	Ch$1,315	Ch$77	Ch$82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the price per share before the Transaction was announced, in other words, the price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the TO. The valuation ranges recommended by Banchile imply the following exchange ratios:

Between Enel Generación and Enel Chile	Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x shares of Enel Chile for 1 share of Enel Generación	Between 14.9x and 17.2x shares of Enel Chile for 1 share of Enel Green Power

The Banchile report does not provide a specific recommendation, since there was no final proposal of the Transaction, including its terms and conditions, particularly in relation to price, structure, and terms of exchange, at the time the Banchile report was prepared.

(ii)         Report of the Independent Evaluator appointed by the Company’s Directors’ Committee - Asset Chile.

The report prepared by Asset Chile performs, among others, the following tasks:

-          Asset Chile’s opinions as to whether the Transaction contributes to the best interest of Enel Generación.

-          Analysis about whether the price, terms and conditions defined in the Transaction are on arms’ length terms at the time of the approval of the Transaction.

Estimated valuations obtained by Asset Chile for Enel Generation and Enel Green Power are as follows:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Medium	High	Low	Medium	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Share price	538	552	581	1.91	1.99	2.10

Enel Chile was valued by Asset Chile, who applied the “sum-of-the-parts” valuation method (“SOTP”) to Enel Chile.  Within this framework, the sum of parts value of Enel Chile is Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization is Ch$ 3,679 million (as of October 20, 2017). Asset Chile’s report also states that based on this market capitalization value, Enel Chile’s current holding discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios, stating that the exchange ratios are a function of several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the TO; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept Enel Generación’s TO, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to provide shares for the TO, and the number of Enel Chile minority shareholders that exercise their merger withdrawal rights.

The analysis of Asset Chile includes the following assumptions:

1.       1. A 10% holding discount, similar to the holding discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding discount is assumed to not change as a result of this Transaction.

2.       2. A TO premium within 10% and 14% above the market price is adequate for this type of transaction, which implies a TO price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

3.       3. No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise statutory merger dissenters’ withdrawal rights.

Therefore, Asset Chile concludes that assuming the TO and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

TO Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 share of Enel Generación.	Between 15.1x and 19.0x Enel Chile shares for 1 share of Enel Green Power.

In Asset Chile’s opinion, the Transaction contributes to the best interest of those Enel Generación shareholders that participate in the TO because of the following factors:

1.       Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today. Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.

2.       Assuming the TO takes place within the ranges included above, and therefore on arm’s length terms, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the TO to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the TO will align their interest to those of the controlling shareholder. Therefore, Asset Chile believes the Transaction is positive for shareholders.

3.       Some shareholders may decide to not accept the TO, despite the risk that their shares may be subject to a liquidity discount once the TO is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.

4.       Consequently, the Transaction conducted on arm’s length terms is neutral or positive for Enel Generación shareholders.

In conclusion, in Asset Chile’s view, the Transaction contributes to the best interest of Enel Generación and/or its shareholders, and estimates that the effects of the Transaction are either neutral or positive.

With respect to an analysis as to whether the Transaction is being conducted on arms’ length terms, the Asset Chile report points out that neither the Transaction’s final proposal nor its terms and conditions, particularly in relation to price, components, and exchange ratios, have been delivered by Enel Chile as of the date of the Asset Chile issuance report. Consequently, Asset Chile states that it is not possible for them to issue an opinion on this particular matter. However, if the final proposal (TO) were to be within the specified range, then, in Asset Chile’s opinion such Transaction would be at arms’ length, for this type of transaction.

4. Benefit of the Reorganization to the best interest of Enel Generación.

According to article 147 of the Chilean Corporations Act, a corporation may only execute transactions with related parties when their purpose is to contribute to the best interest and when their price, terms and conditions are those prevailing in the market at the time of approval, all of it in compliance with the procedure set forth under Title XVI of the Chilean Corporations Act.

It is therefore appropriate to separately analyze each of the aspects referred to in the law.

(a)      Contribution to the best interest.

It may be understood that the best interest is equated to the common interest that all shareholders have in participating in the Company with the main objective to distribute among themselves the benefits arising from the transactions developed by it, in accordance with its corporate purpose. Therefore, it is an interest that is common to all shareholders, which must prevail over individual interests that might concern one or more shareholders individually.

In accordance with the above, it should be determined whether the Reorganization effectively contributes to the best interest of Enel Generación, by allowing the Company shareholders to increase their profits derived from the Company’s corporate purpose, while at the same time diminishing the risk of assuming future losses.

In addition to the reasons indicated by each of the independent evaluators, I believe that the Reorganization would contribute to the best interest of Enel Generación and its shareholders, for the following reasons:

  The Transaction, through the Merger between Enel Chile and Enel Green Power, may provide favorable synergies to the group, and at the same time simplifying the implementation of these synergies.

  The combination of conventional and renewable generation companies has significant advantages at the time of capturing significant medium and long-term growth opportunities provided by non-conventional renewable energy (NCRE), while maintaining the security and stability implied in the thermal hydraulic energy base. In the latest public bidding processes, both regulated and non-regulated, NCRE technologies have proven to be more competitive than conventional technologies given their low marginal cost of production, declining investment costs, fast installation and eye-friendly positioning before the communities. However, in the last time, regulations have emphasized the need of the system’ stability, security of supply and storage capacity in terms of energy balances and capacity; all areas where conventional energy sources still outperform NCRE. In my opinion, the combination of complementary technologies creates a more robust company, both operationally and commercially.
  The combination of payment in cash and shares of Enel Chile potentially permits the shareholders of Enel Generación to capture part of the value added by the transaction while at the same time obtaining a premium above the current market value of Enel Generación.

(b)     Market prices, terms and conditions.

I consider that the price, terms and conditions proposed for the Reorganization (as reported in the collective statement of Enel Chile’s Board of Directors dated with this same date) are in accordance with those prevailing in the market; since they are within the ranges indicated by the independent evaluators.

5. Conclusion.

In conclusion, as stated in the present Individual Statement, I consider that the Reorganization, according to the terms and conditions described above, CONTRIBUTES TO THE BEST INTEREST of Enel Generación.

Giuseppe Conti